November 11, 2016

Consolidated Financial Results for the Six Months ended September 30, 2016

＜under Japanese GAAP＞
Company Name:	Concordia Financial Group, Ltd.
Stock Exchange Listing:	Tokyo
Code Number:	7186
URL:	http://www.concordia-fg.jp/
Representative:	Representative Director, President Tatsumaro Terazawa
Quarterly Securities Report (Shihanki Hokokusho) Issuing Date:	November 18, 2016
Commencement of Dividend Payment:	December 1, 2016
Trading Accounts:	Established
Supplemental Information for Quarterly Financial Statements:	Available
Quarterly Investor Meeting Presentation:	Scheduled (For Institutional Investors and Analysts)

(Amounts less than one million yen are rounded down.)
1. Consolidated Financial Results (for the Six months ended September 30, 2016)
(1) Operating Results		(Unit: Millions of Yen, except per share data and percentages)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent
Six months ended September 30, 2016	166,335	－%	47,439	－%	92,806	－%
Six months ended September 30, 2015	－	－%	－	－%	－	－%

(Note1)	Comprehensive Income: Six months ended September 30, 2016: ¥76,360 million (－%);
Six months ended September 30, 2015: ¥ －million (-%)
(Note2)	Percentages shown in Ordinary Income, Ordinary Profit, Profit Attributable to Owners of Parent and Comprehensive Income are the increase (decrease) from the same period previous year.

	Net Income per Share	Net Income per Share (Diluted)
Six months ended September 30, 2016	¥71.51	¥71.46
Six months ended September 30, 2015	¥－	¥－
(Note)
As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 and percentages for changes from the six months ended September 30, 2015 are not provided.

(2) Financial Position	(Unit: Millions of Yen, except percentages)
	Total Assets	Total Net Assets	Own Capital Ratio
September 30, 2016	18,441,347	1,075,925	5.8%
March 31, 2016	－	－	－%
(Reference)	Own Capital: September 30, 2016: ¥1,070,774 million; March 31, 2016: ¥ － million
(Note1)	Own Capital Ratio = (Total Net Assets - Subscription Rights to Shares - Non-controlling Interests) / Total Assets The ratio above is not based on the regulation of Capital Adequacy Ratio.
(Note2)	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the fiscal year ended March 31, 2016 are not provided.

2. Dividends on Common Stock
	Annual Cash Dividends per Share
	1st Quarter–End	2nd Quarter–End	3rd Quarter–End	Fiscal Year–End	Total
Fiscal year ended March 31, 2016	－	－	－	－	－
Fiscal year ending March 31, 2017	－	¥7.50
Fiscal year ending March 31, 2017 (Forecasts)			－	¥6.50	¥14.00
(Note1)	Revision of forecasts for dividends from the latest announcement: No
(Note2)	2nd Quarter–End Dividend for Fiscal year ending March 31, 2017 includes a Commemorative Dividend of ¥1.00.
(Note3)	2nd Quarter–End Dividend for Fiscal year ending March 31, 2017 is the first dividend for Concordia Financial Group, Ltd., as it was established on April 1, 2016.
(Note4)	Payment of Special Dividend for Fiscal year ending March 31, 2017 will be announced based on our Shareholder Return Policy and our performance.

3. Consolidated Earnings Forecasts （for the fiscal year ending March 31, 2017）
(Unit: Millions of Yen, except per share data)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent		Net Income per Share
Fiscal year ending March 31, 2017	334,500	－%	93,500	－%	123,500	－%	¥95.60
(Note1)	Percentages shown in Ordinary Income, Ordinary Profit and Profit Attributable to Owners of Parent are the increase (decrease) from the same period previous year.
(Note2)	Revision of earnings forecasts from the latest announcement: No
(Note3)	As Concordia Financial Group, Ltd. was established on April 1, 2016, percentages for changes from the same period previous year are not provided.

※ NOTE
(1) Changes in the scope of consolidated significant subsidiaries during the six months ended September 30, 2016: No

(2) Changes in accounting policies, accounting estimates, and restatements:
(A) Changes in accounting policies due to revision of accounting standards:	No
(B) Changes in accounting policies due to reasons other than (A):	Yes
(C) Changes in accounting estimates:	Yes
(D) Restatements:	No

(3) Number of common stocks issued:
(A) Number of stocks issued (including treasury stocks):	September 30, 2016	1,300,616,065 shares	March 31, 2016	－ shares
(B) Number of treasury stocks:	September 30, 2016	14,856,914 shares	March 31, 2016	－ shares
(C) Average outstanding stocks for the six months ended:	September 30, 2016	1,297,697,485 shares	September 30, 2015	－ shares
(Note)	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the fiscal year ended March 31, 2016 and the six months ended September 30, 2015 are not provided.

(Non-Consolidated Financial Highlight)
Non-Consolidated Financial Results (for the Six months ended September 30, 2016)
(1) Operating Results			(Unit: Millions of Yen, except per share data and percentages)
	Operating Income		Operating Profit		Ordinary Profit		Net Income
Six months ended September 30, 2016	41,072	－%	40,553	－%	39,813	－%	39,792	－%
Six months ended September 30, 2015	－	－%	－	－%	－	－%	－	－%

(Note)	Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the same period previous year.

Net Income per Share
Six months ended September 30, 2016	¥30.66
Six months ended September 30, 2015	¥ －

(Note)
As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 and percentages for changes from the six months ended September 30, 2015 are not provided.

(2) Financial Position		(Unit: Millions of Yen, except percentages)
	Total Assets	Total Net Assets	Own Capital Ratio
September 30, 2016	911,934	911,796	99.9%
March 31, 2016	－	－	－%
(Reference) Own Capital: September 30, 2016: ¥911,425 million; March 31, 2016:  ¥－ million
(Note1)	Own Capital Ratio = (Total Net Assets – Subscription Rights to Shares) / Total Assets The ratio above is not based on the regulation of Capital Adequacy Ratio.
(Note2)	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the fiscal year ended March 31, 2016 are not provided.

(Display of implementation status of the interim audit procedure)
The interim audit procedure for the interim consolidated and non-consolidated financial statements has been completed according to the Financial Instruments and Exchange Act.

(Notes for using forecasts information, etc.)
1.
The description of future performance of this report is based on information, which is presently available and certain assumptions which are considered to be reasonable, and it does not guarantee future performance.  Please take note that future performance may differ from forecasts.

2.
Concordia Financial Group, Ltd. is a specified business company under “the Cabinet Office Ordinance on disclosure of Corporate Information, etc.” Article 17-15 clause 2, and prepares the consolidated and non-consolidated interim financial statements for the 2nd quarter.

Contents of Attachment

1.	Qualitative Information Regarding Consolidated Financial Statements for the Six Months Ended September 30, 2016

(1)	Qualitative Information Regarding Operating Results

(2)	Qualitative Information Regarding Financial Position

(3)	Information Regarding Consolidated Earnings Forecasts

2.	Summary Information (Note)

(1)	Changes in Accounting Policies, Accounting Estimates, and Restatements

(2)	Additional Information

3.	Consolidated Interim Financial Statements

(1)	Consolidated Interim Balance Sheets

(2)	Consolidated Interim Statements of Income and Consolidated Interim Statements of Comprehensive Income

(3)	Consolidated Interim Statements of Changes in Net Assets

(4)	Notes on Going Concern Assumption

(5)	Business Combination

4.	Non-Consolidated Interim Financial Statements

(1)	Non-Consolidated Interim Balance Sheets

(2)	Non-Consolidated Interim Statements of Income

(3)	Non-Consolidated Interim Statements of Changes in Net Assets

※	Supplemental Information for Quarterly Financial Statements Selected Financial Information for the six months ended September 30, 2016

1. Qualitative Information Regarding Consolidated Financial Statements for the Six Months Ended September 30, 2016
(1) Qualitative Information Regarding Operating Results
Concordia Financial Group, Ltd. was established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. Concordia Financial Group, Ltd. aims to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.
During the six months ended September 30, 2016, ordinary income amounted to ¥166.335 billion. On the other hand, ordinary expenses amounted to ¥118.895 billion. As a result, ordinary profit for the six months ended September 30, 2016 amounted to ¥47.439 billion. Profit attributable to owners of parent amounted to ¥92.806 billion, as gain on bargain purchase of ¥60.346 billion was recognized as extraordinary income.

(2) Qualitative Information Regarding Financial Position
Total assets as of September 30, 2016 amounted to ¥18,441.3 billion, and net assets as of September 30, 2016 amounted to ¥1,075.9 billion.
For major accounts balances, deposits as of September 30, 2016 amounted ¥14,328.5 billion and loans and bills discounted as of September 30, 2016 amounted to ¥11,857.9 billion. In addition, securities as of September 30, 2016 amounted to ¥2,744.3 billion.

(3) Information Regarding Consolidated Earnings Forecasts
The consolidated earnings forecasts for the term ending March 31, 2017 announced on May 13, 2016 remains unchanged.

2. Summary Information (Note)
(1) Changes in Accounting Policies, Accounting Estimates, and Restatements
Concordia Financial Group, Ltd. is a wholly-owning parent company established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. Accounting policies and accounting estimates applied by Concordia Financial Group, Ltd. are consistent with those applied in preparing consolidated financial statements of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited.

(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates)
For the depreciation method of tangible fixed assets (except leased assets), consolidated subsidiaries of Concordia Financial Group, Ltd. mainly adopt the straight-line method instead of the declining-balance method from the six months ended September 30, 2016. Previously, depreciation of tangible fixed assets held by consolidated subsidiaries was mainly calculated using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, to which the straight-line method was applied.
Concordia Financial Group, Ltd. plans a capital investment in business equipment under the Medium-term Management Plan starting from the fiscal year ending March 31, 2017. It is expected that the equipment and other existing equipment will be used stably over a long period of time. Therefore, in implementing the Medium-term Management Plan, Concordia Financial Group, Ltd. has changed the depreciation method to the straight-line method to reflect the actual usage, in which an equal amount of expenses is recognized over useful lives of tangible fixed assets.
As a result of the change, ordinary profit and profit before income taxes increased by ¥851 million for the six months ended September 30, 2016, respectively, compared with the amounts calculated by the previous accounting method.

(2) Additional Information
Concordia Financial Group, Ltd. applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan (ASBJ) Guidance No.26 issued on March 28, 2016) from the six months ended September 30, 2016.

3.Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

(Unit: Millions of Yen)
As of September 30, 2016
Assets :
Cash and due from banks	2,966,023
Call loans and bills bought	223,750
Monetary claims bought	83,695
Trading assets	10,821
Securities	2,744,361
Loans and bills discounted	11,857,978
Foreign exchanges	12,050
Lease receivables and investment assets	65,098
Other assets	194,653
Tangible fixed assets	156,317
Intangible fixed assets	12,593
Net defined benefit asset	29,199
Deferred tax assets	8,436
Customers' liabilities for acceptances and guarantees	134,785
Allowance for loan losses	(58,419)
Total assets	18,441,347
Liabilities :
Deposits	14,328,510
Negotiable certificates of deposit	471,471
Call money and bills sold	1,175,847
Payables under securities lending transactions	122,284
Trading liabilities	217
Borrowed money	891,295
Foreign exchanges	245
Bonds payable	10,000
Other liabilities	189,004
Provision for bonuses	4,423
Net defined benefit liability	8,510
Provision for reimbursement of deposits	1,952
Provision for loss on cancellation of system contracts	2,270
Provision for contingent losses	850
Reserves under special laws	16
Deferred tax liabilities	7,142
Deferred tax liabilities for land revaluation	16,594
Acceptances and guarantees	134,785
Total liabilities	17,365,421
Net assets :
Capital stock	150,078
Capital surplus	292,626
Retained earnings	536,692
Treasury shares	(7,504)
Total shareholders' equity	971,893
Valuation difference on available-for-sale securities	66,448
Deferred gains or losses on hedges	(24)
Revaluation reserve for land	37,071
Remeasurements of defined benefit plans	(4,614)
Total accumulated other comprehensive income	98,881
Subscription rights to shares	371
Non-controlling interests	4,779
Total net assets	1,075,925
Total liabilities and net assets	18,441,347

(2) Consolidated Interim Statements of Income and Consolidated Interim Statements of Comprehensive Income
(Consolidated Interim Statements of Income)
(Unit: Millions of Yen)
For the six months ended September 30, 2016
Ordinary income	166,335
Interest income	89,317
Of which, interest on loans and bills discounted	73,736
Of which, interest and dividends on securities	12,244
Fees and commissions	30,000
Trading income	1,136
Other ordinary income	41,577
Other income	4,303
Ordinary expenses	118,895
Interest expenses	5,016
Of which, interest on deposits	2,613
Fees and commissions payments	5,671
Other ordinary expenses	35,739
General and administrative expenses	67,331
Other expenses	5,136
Ordinary profit	47,439
Extraordinary income	60,546
Gain on disposal of non-current assets	199
Gain on bargain purchase	60,346
Extraordinary losses	938
Loss on disposal of non-current assets	550
Impairment loss	387
Other	0
Profit before income taxes	107,048
Income taxes - current	12,321
Income taxes - deferred	1,469
Total income taxes	13,791
Profit	93,256
Profit attributable to non-controlling interests	450
Profit attributable to owners of parent	92,806

(Consolidated Interim Statements of Comprehensive Income)

(Unit: Millions of Yen)
For the six months ended September 30, 2016
Profit	93,256
Other comprehensive income	(16,895)
Valuation difference on available-for-sale securities	(17,886)
Deferred gains or losses on hedges	(62)
Remeasurements of defined benefit plans	1,053
Comprehensive income	76,360
(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	75,910
Comprehensive income attributable to non-controlling interests	450

(3) Consolidated Interim Statements of Changes in Net Assets
   For the six months ended September 30, 2016
(Unit: Millions of Yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity
Balance at beginning of current period	215,628	177,244	488,988	(34,009)	847,851
Changes of items during period
Changes due to share transfer	(65,628)	115,303			49,674
Issuance of new shares	78	78			157
Dividends of surplus			(10,946)		(10,946)
Profit attributable to owners of parent			92,806		92,806
Purchase of treasury shares				(7,507)	(7,507)
Disposal of treasury shares		(0)		0	0
Retirement of treasury shares			(34,011)	34,011	―
Reversal of revaluation reserve for land			(143)		(143)
Net changes of items other than shareholders’ equity
Total changes of items during period	(65,550)	115,382	47,704	26,504	124,041
Balance at end of current period	150,078	292,626	536,692	(7,504)	971,893

	Accumulated other comprehensive income					Subscription rights to shares	Non-controlling interests	Total net assets
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Revaluation reserve for land	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at beginning of current period	84,335	37	36,928	(5,668)	115,633	267	45,050	1,008,803
Changes of items during period
Changes due to share transfer								49,674
Issuance of new shares								157
Dividends of surplus								(10,946)
Profit attributable to owners of parent								92,806
Purchase of treasury shares								(7,507)
Disposal of treasury shares								0
Retirement of treasury shares								―
Reversal of revaluation reserve for land								(143)
Net changes of items other than shareholders’ equity	(17,886)	(62)	143	1,053	(16,752)	104	(40,270)	(56,918)
Total changes of items during period	(17,886)	(62)	143	1,053	(16,752)	104	(40,270)	67,122
Balance at end of current period	66,448	(24)	37,071	(4,614)	98,881	371	4,779	1,075,925

(4) Notes on Going Concern Assumption
Not applicable.

(5) Business Combination
Concordia Financial Group, Ltd. was established as a result of the business integration between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a joint share transfer on April 1, 2016. The joint share transfer was accounted under the purchase method in accordance with the Accounting Standard for Business Combination where The Bank of Yokohama, Ltd. was the accounting acquirer and The Higashi-Nippon Bank, Limited was the accounting acquiree.

1. Outline of the business combination
(1)	Name of the acquired company and its business
The Higashi-Nippon Bank, Limited (Banking business)
(2)	Major reasons for the business combination
In recent years, the market size in regional economies has been expected to shrink in the future due to the aging and declining population. In addition, there has been a significant structural change in the operating foundation of regional financial institutions, due to the fact that the number of regional financial institutions has not declined despite the fact that, since the collapse of the bubble economy, the corporate sector has surplus funds and has thus been less dependent on indirect finance. Consequently, it has become an important business challenge for all regional financial institutions to cope with reduction of profit margins and deterioration of earnings capacity resulting from interest rate competition.
Taking into account such changes in the environment, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited believed that it was necessary for regional financial institutions to promote sharing of a wide-area network and cooperation with each other to further contribute to sustainable regional growth going forward. Based on this belief, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited decided to form a new financial group that is open to other regional financial institutions that share the same management strategy and that would play a central role in regional finance with wide area coverage.
While The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited are based in the Metropolitan area, The Bank of Yokohama, Ltd. has as its strengths a stable fund raising capability and the ability to efficiently and broadly provide high-quality financial services that are supported by strong brand power principally in Kanagawa Prefecture and southwest Tokyo, whereas The Higashi-Nippon Bank, Limited has as its strength sales capabilities focusing on attentive face-to-face transactions and presentation of proposals in the area of loans to small and medium-sized enterprises.
Taking into account such strengths and characteristics of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited and the fact that despite both being based in the Metropolitan area, both of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited are not competing much against each other in sales areas, customer bases and areas of strength, etc. but rather are more complementary to each other, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited confirmed that The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited would be able to improve services to customers and corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration. Accordingly, The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited reached a definitive agreement on the implementation of the business integration through an establishment of a holding company on September 8, 2015.
(3)	Date of the business combination
April 1, 2016
(4)	Legal form of the business combination
Incorporation of a joint holding company through a share transfer
(5)	Company name after the business combination
Concordia Financial Group, Ltd.
(6)	Ratio of voting rights acquired
100%
(7)	Main basis for determining the acquiring company
Based on factors in determining the acquiring company in the Accounting Standard for Business Combination.

2. Period of the acquired company’s financial results included in the consolidated financial statements
  From April 1, 2016 to September 30, 2016

3. Acquisition cost of the acquired company and breakdown of that cost
Fair value of common shares of Concordia Financial Group, Ltd. delivered at the acquisition date	¥49,756 million
Fair value of subscription rights to shares of Concordia Financial Group, Ltd. delivered at the acquisition date	¥211 million
Acquisition cost	¥49,968 million

4. Share transfer ratio by class of shares, its calculation method, and the number of shares transferred
(1)	Share transfer ratio by class of shares
(a)  1.000 share of Concordia Financial Group, Ltd. for each share of common shares of The Bank of Yokohama, Ltd.
(b)  0.541 share of Concordia Financial Group, Ltd. for each share of common shares of The Higashi-Nippon Bank, Limited
(2)	Calculation method
The Bank of Yokohama, Ltd. appointed Daiwa Securities Co. Ltd. and The Higashi-Nippon Bank, Limited appointed SMBC Nikko Securities Inc. as independent third party assessors and each requested its respective assessor to calculate the share transfer ratio. Based on the reports submitted by the assessors and upon discussions on the share transfer ratio between The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, the share transfer ratio was agreed upon and determined.
(3)	Number of shares transferred
Common shares of 1,300,263,183

5. Major acquisition related costs
External advisory fees	¥180 million

6. Amount of and reason for gain on bargain purchase
(1) Amount of gain on bargain purchase
¥60,346 million
(2) Reason for gain on bargain purchase
As the net amounts of assets acquired and liabilities assumed exceeded the acquisition cost, the difference was recognized as gain on bargain purchase.

7. Amounts of assets and liabilities accepted on the date of the business combination and their details
(1)  Amount of assets
Total assets	¥2,207,000 million
Of which, Loans and bills discounted	¥1,645,634 million
Of which, Securities	¥445,260 million
Of which, Allowance for loan losses	¥(8,428) million
(2)  Amount of liabilities
Total liabilities	¥2,096,421 million
Of which, Deposits	¥1,851,196 million

4. Non-Consolidated Interim Financial Statements
(1) Non-Consolidated Interim Balance Sheets
(Unit: Millions of Yen)
As of September 30, 2016
Assets:
Current assets
Cash and due from banks	1,745
Securities	22,000
Income taxes receivable	8,087
Deferred tax assets	21
Other	326
Total current assets	32,180
Fixed assets
Tangible fixed assets	56
Intangible fixed assets	58
Investments and other assets
Investments in subsidiaries and affiliates	879,639
Total investments and other assets	879,639
Total fixed assets	879,754
Total assets	911,934
Liabilities:
Current liabilities
Income taxes payable	22
Provision for bonuses	39
Other	75
Total current liabilities	137
Total liabilities	137
Net assets:
Shareholders’ equity
Capital stock	150,078
Capital surplus
Legal capital surplus	37,578
Other capital surplus	691,481
Total capital surplus	729,059
Retained earnings
Other retained earnings
Retained earnings brought forward	39,792
Total retained earnings	39,792
Treasury shares	(7,504)
Total shareholders’ equity	911,425
Subscription rights to shares	371
Total net assets	911,796
Total liabilities and net assets	911,934

(2) Non-Consolidated Interim Statements of Income

(Unit: Millions of Yen)
For the six months ended
September 30, 2016
Operating income
Dividends from subsidiaries and affiliates	39,751
Fees and commissions from subsidiaries and affiliates	1,321
Total operating income	41,072
Operating expenses
General and administrative expenses	519
Total operating expenses	519
Operating profit	40,553
Non-operating income	0
Non-operating expenses	739
Ordinary profit	39,813
Income before income taxes	39,813
Income taxes - current	42
Income taxes - deferred	(21)
Total income taxes	21
Net income	39,792

(3) Non-Consolidated Interim Statements of Changes in Net Assets
For the six months ended September 30, 2016
(Unit: Millions of Yen)
	Shareholders’ equity								Subscription rights to shares	Total net assets
	Capital stock	Capital surplus			Retained earnings		Treasury shares	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Total capital surplus	Other retained earnings	Total retained earnings
					Retained earnings brought forward
Balance at beginning of current period	―	―	―	―	―	―	―	―	―	―
Changes of items during period
Increase due to share transfers	150,000	37,500	691,481	728,981				878,981		878,981
Issuance of new shares	78	78		78				157		157
Net income					39,792	39,792		39,792		39,792
Purchase of treasury shares							(7,505)	(7,505)		(7,505)
Disposal of treasury shares			(0)	(0)			0	0		0
Net changes of items other than shareholders’ equity									371	371
Total changes of items during period	150,078	37,578	691,481	729,059	39,792	39,792	(7,504)	911,425	371	911,796
Balance at end of current period	150,078	37,578	691,481	729,059	39,792	39,792	(7,504)	911,425	371	911,796

SELECTED INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016

[CONTENTS]
I.	DIGEST OF INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016
II.	SUMMARY OF INTERIM FINANCIAL RESULTS
	1.	Profit and Loss
	2.	Average Balance of Use and Source of Funds, Interest Margins
	3.	Fees and Commissions (Domestics)
	4.	Gains or Losses on Investment Securities
	5.	Net Unrealized Gains (Losses) on Securities
	6.	Projected Redemption Amounts for Securities with maturities
	7.	Employees and Branches
	8.	Net Business Profit
	9.	Return on Equity
	10.	Return on Assets
	11.	Retirement Benefit
	12.	Deferred Tax Assets
	13.	Capital Adequacy Ratio

III.	LOANS, etc. INFORMATION
	1.	Risk Managed Loan
	2.	Allowance for Loan Losses
	3.	Percentage of Allowance to Total Risk Managed Loans
	4.	Claims Disclosed under the Financial Revitalization Law
	5.	Coverage of Claims Disclosed under the Financial Revitalization Law
	※	ALLOWANCE COVERAGE RATIO・TOTAL COVERAGE RATIO
	※	EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS
	6.	Off-Balanced Credits
	7.	Loan Portfolio, etc. Information
	8.	Loans Information
	9.	Deposits Information
	10.	Individual Deposit Assets
	※	Reference
	(1)	The Bank of Yokohama, Ltd. Non-Consolidated Interim Financial Statements
	(2)	The Higashi-Nippon Bank, Limited Non-Consolidated Interim Financial Statements

This documents include contents in respect to future performance. Therefore, these contents are based on reasonable assumption including unexpected risk and element of uncertainty.
Please be cautious the actual results might differ significantly from forecast.

I. DIGEST OF INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016
1. Income Status
＜Concordia Financial Group, Ltd. Consolidated＞
▪ For the consolidated operating results during the six months ended September 30, 2016, ordinary profit amounted to ¥47.4 billion and profit attributable to owners of parent amounted to ¥92.8 billion.
▪ Profit attributable to owners of parent excluding gain on bargain purchase (¥60.3 billion) amounted to ¥32.4 billion (progress rate to fiscal year ending March 31, 2017 forecasts announced in May 2016 : 51.0%), which was as planned.

＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞
▪ Although gross operating income decreased by ¥8.5 billion (–7.0%) from the same period of the previous year, due to the decrease in net interest income from domestic operations by ¥5.5 billion from the same period of the previous year as a result of the impacts of negative interest rates and the decrease in gain on cancellation of investment trusts by ¥3.9 billion, and the decrease in net fees and commissions from domestic operations by ¥4.9 billion from the same period of the previous year as a result of the decrease in sales of investment products, progress rate to fiscal year ending March 31, 2017 Forecasts was 49.7%, which was as planned.
▪ Although expenses increased by ¥1.0 billion (+1.6%) to ¥62.0 billion from the same period of the previous year due to payment of management fee to the holding company, growth investment ahead of schedule, and the increase in tax based on business size as a result of the tax revision, progress rate to fiscal year ending March 31, 2017 Forecasts was 48.2%, which was within the range of the plan. OHR was 56.1% and at a level of less than fiscal year ending March 31, 2017 Forecasts (57.8%).
▪ As a result, although core net business profit decreased by ¥9.4 billion (–16.3%), progress rate to fiscal year ending March 31, 2017 Forecasts was 51.7%, which was as planned.
▪ Although net income decreased by ¥12.4 billion (–26.6%) from the same period of the previous year to ¥33.9 billion due to the decrease in gains or losses on stocks and other securities by ¥8.3 billion from the same period of the previous year and the increase in credit costs by ¥2.5 billion, progress rate to fiscal year ending March 31, 2017 Forecasts was 55.1%, which exceeded the planned progress rate.

	＜Concordia Financial Group, Ltd. Consolidated＞		(Unit: Billions of Yen)

		For the six months ended September 30, 2016	Progress rate to Fiscal year ending March 31, 2017 Forecasts	<Reference> Announcement in May 2016 Forecasts for FY2016
1	Ordinary profit	47.4	50.6%	93.5
2	Profit attributable to owners of parent	92.8	75.1%	123.5
3	Of which, excluding gain on bargain purchase	32.4	51.0%	63.5
4	ROE	18.19%
5	Of which, excluding gain on bargain purchase	6.36%

Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 are not provided.
	＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞							(Unit: Billions of Yen)				(Announcement in May 2016) ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞

		For the six months ended September 30, 2015			For the six months ended September 30, 2016							Progress rate to Fiscal year ending March 31, 2017 Forecasts
			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
								Rate	Amount
6	Gross operating income	118.9	102.7	16.1	110.4	93.9	16.5	(7.0%)	(8.5)	(8.8)	0.4	49.7%
7	Gross operating income from domestic operations	116.4	100.5	15.8	107.6	91.3	16.2	(7.6%)	(8.8)	(9.2)	0.4
8	Net interest income	91.4	76.7	14.6	85.9	71.3	14.6	(6.0%)	(5.5)	(5.4)	0.0
9	Net fees and commissions	23.4	22.5	0.9	18.5	17.4	1.0	(21.0%)	(4.9)	(5.1)	0.1
10	Net trading income	0.1	0.1	–	0.1	0.1	–	–	0.0	0.0	–
11	Net other ordinary income	1.3	1.1	0.2	2.9	2.4	0.5	116.1%	1.6	1.3	0.3
12	Gross operating income from international operations	2.4	2.1	0.2	2.8	2.5	0.2	16.9%	0.4	0.4	0.0
13	Expenses	61.0	49.5	11.4	62.0	50.2	11.8	1.6%	1.0	0.7	0.4	48.2%
14	(Reference) OHR ※1	51.3%	48.2%	71.0%	56.1%	53.4%	71.3%		4.8%	5.2%	0.3%
15	Of which, personnel	28.9	22.5	6.3	28.7	22.4	6.3	(0.4%)	(0.2)	(0.1)	0.0
16	Of which, facilities	27.8	23.4	4.3	28.3	23.7	4.6	1.7%	0.5	0.3	0.3
17	Core net business profit (6–13)	57.8	53.1	4.6	48.4	43.6	4.7	(16.3%)	(9.4)	(9.5)	0.1	51.7%
18	Provision of allowance for general loan losses	–	–	–	0.0	–	0.0	–	0.0	–	0.0
19	Net business profit (6–13–18)	57.8	53.1	4.6	48.3	43.6	4.6	(16.4%)	(9.5)	(9.5)	0.0
20	Non–recurring gains (losses)	10.4	6.2	4.2	(0.4)	0.6	(1.0)	(103.9%)	(10.8)	(5.6)	(5.2)
21	Of which, disposal of bad debts	(3.1)	(2.7)	(0.3)	(0.7)	(1.6)	0.8	(75.8%)	2.4	1.1	1.1
22	Of which, gains or losses on stocks and other securities	9.1	4.5	4.5	0.8	0.1	0.6	(90.5%)	(8.3)	(4.4)	(3.9)
23	Ordinary profit (19+20)	68.3	59.4	8.9	47.9	44.2	3.6	(29.8%)	(20.4)	(15.2)	(5.3)	53.5%
24	Extraordinary income (losses)	(0.2)	(0.2)	(0.0)	(0.3)	(0.4)	0.1	17.4%	(0.1)	(0.2)	0.1
25	Total income taxes	21.7	18.6	3.0	13.6	12.4	1.1	(37.2%)	(8.1)	(6.2)	(1.9)
26	Net income (23+24–25)	46.3	40.5	5.7	33.9	31.3	2.6	(26.6%)	(12.4)	(9.2)	(3.1)	55.1%

27	Credit costs (18+21)	(3.1)	(2.7)	(0.3)	(0.6)	(1.6)	0.9	–	2.5	1.1	1.2
28	Credit cost ratio ※2	(0.05%)	(0.05%)	(0.04%)	(0.01%)	(0.03%)	0.12%		0.04%	0.02%	0.16%

2. Loans	<domestic blanches (excluding loans in offshore market account)>
▪Loans to corporates increased, mainly due to the increase in loans to small and medium–sized businesses by 6.1% (of which, The Bank of Yokohama, Ltd.: 4.8%, The Higashi–Nippon Bank, Limited: 10.2%) from the end of same period of the previous year, due to synergies from the business integration. In addition, loans to individuals increased from the end of same period of the previous year due to the increase in apartment loans and consumer loans. As a result, outstanding balance of loans increased by 3.4% from the end of same period of the previous year to ¥11,906.8 billion.
▪Average balance of loans increased by 2.7% from the same period of the previous year to ¥11,679.5 billion, due to the increase in loans to small and medium–sized business by 6.3% (of which, The Bank of Yokohama, Ltd.: 4.9%, The Higashi–Nippon Bank, Limited: 11.0%) and the increase in apartment loans and consumer loans.

[By Size] Outstanding balance of loans ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞ domestic branches	[By Banks] Outstanding balance of loans ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞ domestic branches

① Outstanding balance of loans <The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined>
(Unit: Billions of Yen)
		As of September 30, 2015			As of September 30, 2016

			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
								Rate	Amount
1	Loans ＜ outstanding balance ＞	11,506.5	9,903.5	1,602.9	11,906.8	10,216.4	1,690.4	3.4%	400.3	312.9	87.5
2	Corporates	5,788.4	4,642.6	1,145.7	6,046.7	4,796.8	1,249.9	4.4%	258.3	154.2	104.2
3	Of which, small and medium–sized businesses	4,061.3	3,103.7	957.6	4,311.5	3,255.4	1,056.1	6.1%	250.2	151.7	98.5
4	Individuals	5,287.7	4,869.2	418.5	5,340.8	4,940.4	400.4	1.0%	53.1	71.2	(18.1)
5	Housing loans	3,286.9	3,065.1	221.7	3,243.8	3,045.1	198.6	(1.3%)	(43.1)	(20.0)	(23.1)
6	Apartment loans	1,618.1	1,440.1	178.0	1,690.0	1,508.7	181.2	4.4%	71.9	68.6	3.2
7	Consumer loans	382.5	363.8	18.6	407.0	386.5	20.4	6.4%	24.5	22.7	1.8
8	Public sectors	430.4	391.6	38.7	519.2	479.1	40.0	20.6%	88.8	87.5	1.3

9	Loans (All branches)	11,522.0	9,919.0	1,602.9	11,926.2	10,235.8	1,690.4	3.5%	404.2	316.8	87.5

② Average balance of loans   ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞
(Unit: Billions of Yen)
		For the six months ended September 30, 2015			For the six months ended September 30, 2016

			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
								Rate	Amount
10	Loans ＜outstanding balance＞	11,366.3	9,817.6	1,548.7	11,679.5	10,049.9	1,629.6	2.7%	313.2	232.3	80.9
11	Corporates	5,650.4	4,562.1	1,088.3	5,902.3	4,712.6	1,189.7	4.4%	251.9	150.5	101.4
12	Of which, small and medium–sized businesses	3,937.9	3,043.1	894.7	4,187.6	3,193.5	994.0	6.3%	249.7	150.4	99.3
13	Individuals	5,285.2	4,864.8	420.4	5,301.7	4,898.6	403.0	0.3%	16.5	33.8	(17.4)
14	Housing loans	3,304.1	3,077.7	226.3	3,253.4	3,048.6	204.8	(1.5%)	(50.7)	(29.1)	(21.5)
15	Apartment loans	1,602.7	1,426.5	176.2	1,651.2	1,472.9	178.2	3.0%	48.5	46.4	2.0
16	Consumer loans	378.4	360.5	17.8	397.1	377.1	19.9	4.9%	18.7	16.6	2.1
17	Public sectors	430.5	390.6	39.9	475.3	438.5	36.8	10.4%	44.8	47.9	(3.1)

3. Deposits	<domestic branches (excluding deposits in offshore market account)>
• Outstanding balance of deposits increased by 2.7% from the end of same period of the previous year to ¥14,219.1 billion due to the increase in both deposits from individuals and corporates. Outstanding balance of deposits including NCD of The Higashi–Nippon Bank, Limited increased by 4.0% from the end of same period of the previous year.
• Average balance of deposits increased by 3.1% from the same period of the previous year to ¥14,221.0 billion due to the increase in both deposits from individuals and corporates.

[By Depositors] Outstanding balance of deposits ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞ domestic branches	[By Banks] Outstanding balance of deposits(including NCD) ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞ domestic branches

	① Outstanding balance of deposits ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞								(Unit: Billions of Yen)

		As of September 30, 2015			As of September 30, 2016
			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
								Rate	Amount
1	Deposits ＜outstanding balance＞	13,833.5	11,945.8	1,887.7	14,219.1	12,359.3	1,859.7	2.7%	385.6	413.5	(28.0)
2	Of which, individual	10,239.5	9,057.1	1,182.4	10,430.8	9,234.3	1,196.4	1.8%	191.3	177.2	14.0
3	Of which, corporate	2,998.1	2,388.8	609.3	3,103.1	2,511.2	591.9	3.5%	105.0	122.4	(17.4)

	② Outstanding balance of deposits ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞							(Unit: Billions of Yen)

		For the six months ended September 30, 2015			For the six months ended September 30, 2016
			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
								Rate	Amount
4	Deposits ＜average balance＞	13,783.0	11,987.0	1,796.0	14,221.0	12,430.4	1,790.5	3.1%	438.0	443.4	(5.5)
5	Of which, individual	10,229.5	9,042.3	1,187.1	10,392.8	9,207.7	1,185.0	1.5%	163.3	165.4	(2.1)
6	Of which, corporate	2,917.8	2,392.9	524.8	3,093.8	2,553.4	540.3	6.0%	176.0	160.5	15.5

4. Deposit Assets for individuals
• Although the balance of insurance products increased by ¥54.6 billion from the end of same period of the previous year, group total balance of investment products for individuals decreased by ¥25.0 billion to ¥2,126.3 billion, mainly due to the decrease in the balance of investment trusts by ¥42.1 billion from the end of same period of the previous year as a result of the decline of net asset value and the decrease in public bonds by ¥36.3 billion from the end of same period of the previous year. Under sales policy focusing on new money and customers, net cash inflow of investment trusts increased and the number of new accounts of investment trusts and contracts of life insurance steadily increased.
• Ratio of investment products for individuals decreased by 0.5 percent point to 16.9%, as group total of deposit assets for individuals increased ¥168.1 billion from the end of same period of the previous year mainly due to the increase in deposit for individuals by ¥193.2 billion from the end of same period of the previous year.

Transaction of total balance of investment products for individuals <Group Total>	Transition of sales amount of investment trusts and insurance <The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined>	Transaction of the number of accounts of investment trusts and insurance <The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined>

Balance of deposit assets for individuals ＜Group Total＞
	(The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＋Hamagin Tokai Tokyo Securities Co.,Ltd)								(Unit: Billions of Yen)

			As of September 30, 2015			As of September 30, 2016
				Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/(Decrease)		Yokohama	Higashi–Nippon
									Rate	Amount
7	Investment trusts		610.2	571.3	38.9	568.1	528.9	39.1	(6.8%)	(42.1)	(42.4)	0.2
8	Insurance		1,030.0	960.9	69.1	1,084.6	1,008.0	76.6	5.3%	54.6	47.1	7.5
9	Foreign currency deposits		28.8	28.5	0.2	26.9	26.7	0.2	(6.5%)	(1.9)	(1.8)	0.0
10	Public bonds		162.4	151.1	11.2	126.1	114.1	12.0	(22.3%)	(36.3)	(37.0)	0.8
11	Total balance of investment products for individuals	A	1,831.6	1,712.0	119.5	1,805.8	1,677.8	128.0	(1.4%)	(25.8)	(34.2)	8.5
12	Individual deposits (deposits in yen)	B	10,210.7	9,028.5	1,182.1	10,403.9	9,207.6	1,196.2	1.8%	193.2	179.1	14.1
13	Total deposit assets for individuals	C=A=B	12,042.3	10,740.6	1,301.7	12,209.7	10,885.4	1,324.3	1.3%	167.4	144.8	22.6

14	Investment products for individuals at Hamagin Tokai Tokyo SecuritiesCo., Ltd.	D	319.7	319.7		320.4	320.4		0.2%	0.7	0.7
15	Total balance of investment products for individuals (Group total)	E=A+D	2,151.3	2,031.8	119.5	2,126.3	1,998.3	128.0	(1.1%)	(25.0)	(33.5)	8.5
16	Total deposit assets for individuals (Group total)	F=B+E	12,362.1	11,060.4	1,301.7	12,530.2	11,205.9	1,324.3	1.3%	168.1	145.5	22.6
17	The ratio of investment products for individuals	E÷F	17.4%	18.3%	9.1%	16.9%	17.8%	9.6%		(0.5%)	(0.5%)	0.5%

5. Status of Non–performing Loans
• Outstanding balance of non–performing loans (“NPL”) decreased by ¥1.7 billion from the end of the previous period to ¥216.3 billion, mainly due to the decrease in doubtful claims (in possible bankruptcy).
• In addition, outstanding balance of claims to normal borrowers (excluding claims in need of caution) increased. As a result, NPL ratio decreased by 0.1% from the end of the previous period to 1.7%, the lowest level after enforcement of the Financial Revitalization Law in 1998.
• The ratio of claims to normal borrowers to credit exposures increased by 0.8% from the end of the previous period to 89.2%.

Transition of NPL and NPL ratio ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞	Transition of the ratio of claims to normal borrowers to credit exposures ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞

Claims disclosed under the Financial Revitalization Law
	<The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined>								(Unit: Billions of Yen)

			As of March 31, 2016			As of September 30, 2016
				Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/ (Decrease)	Yokohama	Higashi–Nippon
1	Unrecoverable or valueless claims (in legal or virtual bankruptcy)		59.4	55.0	4.4	58.2	53.9	4.2	(1.2)	(1.1)	(0.2)
2	Doubtful claims (in possible bankruptcy)		136.0	124.1	11.8	134.2	121.7	12.5	(1.8)	(2.4)	0.7
3	Claims in need of special caution		22.5	15.3	7.1	23.9	16.6	7.3	1.4	1.3	0.2
4	Sub–total (NPL)	[A]	218.0	194.5	23.5	216.3	192.2	24.1	(1.7)	(2.3)	0.6
5	Claims in need of caution(excluding claims in need of special caution)		1,140.6	971.0	169.6	1,083.0	918.9	164.0	(57.6)	(52.1)	(5.6)
6	Claims to normal borrowers(excluding claims in need of caution)	[B]	10,427.2	8,975.6	1,451.6	10,765.5	9,264.6	1,500.8	338.3	289.0	49.2
7	Normal claims	[C]	11,567.9	9,946.6	1,621.2	11,848.5	10,183.6	1,664.9	280.6	237.0	43.7
8	Total (Credit exposures)	[D=A+C]	11,786.0	10,141.2	1,644.8	12,064.9	10,375.8	1,689.1	278.9	234.6	44.3

9	NPL ratio (Percentage of NPL)	[A/D]	1.8%	1.9%	1.4%	1.7%	1.8%	1.4%	(0.1%)	(0.1%)	0.0%

10	The ratio of claims to normal borrowers to credit exposures	[B/D]	88.4%	88.5%	88.2%	89.2%	89.2%	88.8%	0.8%	0.7%	0.6%
Note:  The Higashi–Nippon Bank, Limited does not apply partial direct written–off. The above figures are presented if The Higashi–Nippon Bank, Limited had applied the partial direct written–off.
6. Capital Adequacy Ratio
• Total capital ratio based on Basel III (international standard) of Concordia Financial Group, Ltd. Consolidated is 11.35%.
• Common Equity Tier 1 ratio is 11.10%, which maintained at high quality of capital structure.

	＜Concordia Financial Group, Ltd. Consolidated＞			(Reference) The Bank of Yokohama, Ltd.			(Reference) The Higashi–Nippon Bank, Limited
		(Unit: Billions of Yen)		Consolidated	(Unit: Billions of Yen)		Consolidated	(Unit: Billions of Yen)
	International Standard [Basel III］ The foundation internal ratings–based approach	As of September 30, 2016 (Preliminary)		International Standard [Basel III] The foundation internal ratings–based approach	As of September 30, 2016		Domestic Standard [Basel III] The standardized approach	As of September 30, 2016
11	Total capital ratio	11.35%	18	Total capital ratio	11.83%	25	Capital ratio	8.20%
12	Tier 1 capital ratio	11.10%	19	Tier 1 capital ratio	11.55%	26	Capital	119.5
13	Common Equity Tier 1 capital ratio	11.10%	20	Common Equity Tier 1 capital ratio	11.55%	27	Risk weighted assets	1,457.3
14	Total capital	1,001.8	21	Total capital	850.9
15	Tier 1	979.3	22	Tier 1	830.6
16	Common Equity Tier 1	979.3	23	Common Equity Tier 1	830.6
17	Risk Weighted assets	8,821.5	24	Risk Weighted assets	7,190.1
  Note:  As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 are not provided.

7. Forecasts for Fiscal Year 2016
Taking into consideration the impacts of negative interest rate for the first half of fiscal year 2016, Concordia Financial Group, Ltd. revised the Forecasts for fiscal year 2016 as follows:

＜Concordia Financial Group, Ltd. Consolidated＞
• Ordinary profit for the fiscal year ending March 31, 2017 is expected to amount to ¥93.5 billion and profit attributable to owners of parent is expected to amount to ¥123.5 billion, which are the same amount of Forecasts for fiscal year 2016 announced in May 2016. Profit attributable to owners of parent excluding gain on bargain purchase is expected to amount to ¥63.5 billion, which are the same amount of Forecasts for fiscal year 2016 announced in May 2016.
• Concordia Financial Group, Ltd. will pay an ordinary dividend of ¥13 per share as a stable dividend, an additional dividend of ¥1 per share as a commemorative dividend accompanying the establishment of Concordia Financial Group, Ltd., and a special dividend in the case where profit attributable to owners of parent excluding gain on bargain purchase exceeds ¥60.0 billion, based on the shareholders’ return policy.

＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞
• Forecasts of gross operating income announced in May 2016 for fiscal year 2016 was revised downward by ¥5.0 billion to ¥217.0 billion, taking into consideration the impacts of negative interest rates on the financial results for the second half of fiscal year 2016 including the impact of discontinuance in sales of some insurance products.
• Although The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited will make growth investment ahead of schedule, expenses are expected to decrease ¥3.0 billion from Forecasts for fiscal year 2016 announced in May 2016 to ¥125.5 billion as a result of our continued effort to restrain expenses.
• As a result, core net business profit is expected to decrease by ¥2.0 billion from original Forecasts for fiscal year 2016 to ¥91.5 billion.
• Ordinary profit and net income are expected to increase from Forecasts for fiscal year 2016 announced in May 2016 as a result of reversal of credit costs.

	Forecast for Fiscal Year 2016 <Concordia Financial Group, Ltd. Consolidated＞					Dividends
	（Unit: Billions of Yen）	For the six months ended September 30, 2016 Results	For the year ending March 31, 2017 Forecasts	(Reference) Announcement in May 2016 Forecasts for FY2016			For the year ending March 31, 2017 Forecasts
1	Ordinary income	166.3	334.5	334.5	5	Ordinary dividend per share (full year)	¥13.00
2	Ordinary profit	47.4	93.5	93.5	6	Commemorative dividend per share (full year)	¥1.00
3	Profit attributable to owners of parent	92.8	123.5	123.5	7	Special dividend per share (full year)	TBD
4	(excluding gain on bargain purchase）	32.4	63.5	63.5		Note: Payment of special dividends will be announced based on our Shareholder Return Policy and our performance.

	Forecast for Fiscal Year 2016 ＜The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined＞							(Unit: Billions of Yen)			(Reference) <The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined>	(Unit: Billions of Yen)
		For the year ended March 31, 2016 Results			For the year ending March 31, 2017 Forecasts ①						Announcement in May 2016

			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/ (Decrease)	Yokohama	Higashi–Nippon	Forecasts for FY2016②	①–②
8	Gross operating income	233.9	201.6	32.2	217.0	184.5	32.5	(16.9)	(17.1)	0.3	222.0	(5.0)
9	Gross operating income from domestic operations	229.1	197.5	31.6	211.5	179.5	32.0	(17.6)	(18.0)	0.4
10	Of which, net interest income	179.9	150.7	29.1	168.3	139.6	28.7	(11.6)	(11.1)	(0.4)
11	Of which, net fees and commissions	43.6	41.6	2.0	36.6	34.2	2.4	(7.0)	(7.4)	0.4
12	Gross operating income from international operations	4.8	4.1	0.6	5.5	5.0	0.5	0.7	0.9	(0.1)
13	Expenses (–)	122.3	99.4	22.9	125.5	101.5	24.0	3.2	2.1	1.1	128.5	(3.0)
14	Core net business profit	111.5	102.2	9.3	91.5	83.0	8.5	(20.0)	(19.2)	(0.8)	93.5	(2.0)
15	Ordinary profit	121.7	108.4	13.3	91.5	85.5	6.0	(30.2)	(22.9)	(7.3)	89.5	2.0
16	Net income	79.7	72.8	6.9	63.5	59.5	4.0	(16.2)	(13.3)	(2.9)	61.5	2.0

17	Credit costs (–)	(3.8)	(3.9)	0.0	(1.5)	(3.0)	1.5	2.3	0.9	1.5	1.8	(3.3)

	（Reference 1) Balance of Use and Source of Funds (Domestic operations）						(Unit: Billions of Yen)
	＜average balance＞	For the year ended March 31, 2016 Results			For the year ending March 31, 2017 Forecasts ①

			Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/ (Decrease)	Yokohama	Higashi–Nippon
18	Interest–earning assets	14,280.2	12,265.2	2,014.9	14,670.0	12,600.0	2,070.0	389.8	334.8	55.1
19	Loans and bills discounted	11,284.9	9,734.1	1,550.7	11,620.0	10,000.0	1,620.0	335.1	265.9	69.3
20	Securities	2,594.4	2,238.3	356.0	2,690.0	2,330.0	360.0	95.6	91.7	4.0
21	Interest–bearing liabilities	15,475.1	13,546.5	1,928.5	16,450.0	14,440.0	2,010.0	974.9	893.5	81.5
22	Deposits	13,657.4	11,854.3	1,803.1	14,090.0	12,310.0	1,780.0	432.6	455.7	(23.1)

	（Reference 2) Interest Margins (Domestic operations）								(Unit: %)
			For the year ended March 31, 2016 Results			For the year ending March 31, 2017 Forecasts ①

				Yokohama	Higashi–Nippon		Yokohama	Higashi–Nippon	Increase/ (Decrease)	Yokohama	Higashi–Nippon
23	Yield on interest–earning assets	A	1.30	1.27	1.53	1.17	1.13	1.44	(0.13)	(0.14)	(0.09)
24	Loans and bills discounted	B	1.35	1.28	1.77	1.23	1.16	1.63	(0.12)	(0.12)	(0.14)
25	Securities		1.14	1.18	0.90	0.95	0.96	0.93	(0.19)	(0.22)	0.03
26	Yield on Interest–bearing liabilities		0.04	0.03	0.08	0.02	0.02	0.06	(0.02)	(0.01)	(0.02)
27	Deposits	C	0.03	0.03	0.06	0.02	0.02	0.04	(0.01)	(0.01)	(0.02)
28	Expenses ratio		0.85	0.79	1.23	0.83	0.77	1.23	(0.02)	(0.02)	0.00
29	Total funding cost	D	0.81	0.74	1.26	0.76	0.70	1.22	(0.05)	(0.04)	(0.04)
30	Yield spread	B–C	1.32	1.25	1.71	1.21	1.14	1.59	(0.11)	(0.11)	(0.12)
31	Interest margin between loans and deposits		0.46	0.46	0.48	0.38	0.37	0.36	(0.08)	(0.09)	(0.12)
32	Net interest margin	A–D	0.49	0.53	0.26	0.41	0.43	0.22	(0.08)	(0.10)	(0.04)

II. SUMMARY OF INTERIM FINANCIAL RESULTS

1. Profit and Loss
(1) Concordia Financial Group, Ltd. Consolidated
			For the six months ended		(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)

1	Consolidated gross operating income		115,603
2	Net interest income		84,300
3	Net fees and commissions		24,328
4	Net trading income		1,136
5	Net other ordinary income		5,838
6	General and administrative expenses	(－)	67,331
7	Credit costs	(－)	(249)
8	Written-off of loans	(－)	1,738
9	Provision of allowance for specific loan losses	(－)	－
10	Provision of allowance for general loan losses	(－)	－
11	Reversal of allowance for loan losses		469
12	Recoveries of written-off claims		1,621
13	Other	(－)	102
14	Gain or loss on stocks and other securities		248
15	Other		(1,331)

16	Ordinary profit		47,439
17	Extraordinary income (losses)		59,608
18	Of which, gain on bargain purchase		60,346
19	Profit before income taxes		107,048
20	Income taxes-current	(－)	12,321
21	Income taxes-deferred	(－)	1,469
22	Total income taxes	(－)	13,791
23	Profit		93,256
24	Profit attributable to non-controlling interests	(－)	450

25	Profit attributable to owners of parent		92,806

Notes :	1.
Consolidated gross operating income = (Interest income－Interest expenses) + (Fees and commissions  - Fees and commissions payments)
+ (Trading income - Trading expenses) + (Other ordinary income - Other ordinary expenses)

2.	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 are not provided.

	(Reference)	For the six months ended

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)
26	Consolidated net business profit	48,596

Notes :	1.
Consolidated net business profit = Non-consolidated core net business profit of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited
+ Ordinary profit of other consolidated subsidiaries (excluding Credit costs) + “Ordinary profit of equity-method affiliates” * share of stockholders equity
- internal trade (dividend, etc.)

	2.	As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 are not provided.

	(Number of Consolidated Companies)

		As of September 30, 2016(A)	(A)-(B)	As of September 30, 2015(B)
27	Number of consolidated subsidiaries	16
28	Number of companies accounted for by the equity method	1
  Note :   As Concordia Financial Group, Ltd. was established on April 1, 2016, figures for the six months ended September 30, 2015 are not provided.

(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined

			For the six months ended		(Unit: Millions of Yen)
			September 30, 2016(A)		September 30, 2015(B)
				(A)-(B)

				[( 7.0%)]
1	Gross operating income		110,492	(8,439)	118,931
2	(Excluding gains (losses) on bonds)		125,267	(12,982)	138,249
3	Gross operating income from domestic operations		107,607	(8,856)	116,463
4	(Excluding gains (losses) on bonds)		123,444	(12,415)	135,859
5	Net interest income		85,988	(5,501)	91,489
6	Net fees and commissions		18,527	(4,941)	23,468
7	Net trading income		108	(17)	125
8	Net other ordinary income		2,983	1,603	1,380
9	(Of which, gains (losses) on bonds)		(15,836)	3,560	(19,396)
10	Gross operating income from international operations		2,884	417	2,467
11	(Excluding gains (losses) on bonds)		1,822	(567)	2,389
12	Net interest income		867	(458)	1,325
13	Net fees and commissions		183	(18)	201
14	Net trading income		3	(277)	280
15	Net other ordinary income		1,830	1,169	661
16	(Of which, gains (losses) on bonds)		1,062	984	78
				[1.6%]
17	Expenses	(－)	62,055	1,009	61,046
18	Personnel	(－)	28,784	(122)	28,906
19	Facilities	(－)	28,369	501	27,868
20	Taxes	(－)	4,901	630	4,271
21	(Reference) OHR (%) (17÷1)		56.1	4.8	51.3
				[( 16.3%)]
22	Core net business profit		48,437	(9,448)	57,885
23	(Excluding gains (losses) on bonds)		63,212	(13,991)	77,203
24	Provision of allowance for general loan losses	(－)	92	92	－
25	Net business profit		48,345	(9,540)	57,885
26	(Of which, gains (losses) on bonds)		(14,774)	4,544	(19,318)
27	Non-recurring gains (losses)		(416)	(10,855)	10,439
28	Disposal of bad debts	(－)	(757)	2,375	(3,132)
29	Written-off of loans	(－)	134	(467)	601
30	Provision of allowance for specific loan losses	(－)	689	689	－
31	Loss on sales of non-performing loans	(－)	0	(3)	3
32	Reversal of allowance for loan losses		649	(2,826)	3,475
33	Recoveries of written-off claims		1,023	499	524
34	Other	(－)	91	(170)	261
35	Gain or loss on stocks and other securities		860	(8,245)	9,105
36	Gain on sales of stocks and other securities		866	(8,258)	9,124
37	Loss on sales of stocks and other securities	(－)	6	6	－
38	Loss on devaluation of stocks and other securities	(－)	－	(19)	19
39	Other non-recurring gains (losses)		(2,034)	(236)	(1,798)
				[( 29.8%)]
40	Ordinary profit		47,929	(20,396)	68,325
41	Extraordinary income (losses)		(336)	(50)	(286)
42	Gain (loss) on disposal of non-current assets		(428)	(142)	(286)
43	Gain on disposal of non-current assets		121	121	－
44	Loss on disposal of non-current assets	(－)	550	264	286
45	Impairment loss	(－)	387	387	－
46	Reversal of subscription rights to shares		478	478	－
47	Income before income taxes		47,592	(20,446)	68,038
48	Income taxes-current	(－)	11,439	(6,436)	17,875
49	Income taxes-deferred	(－)	2,192	(1,651)	3,843
50	Total income taxes	(－)	13,632	(8,086)	21,718
				[( 26.6%)]
51	Net income		33,960	(12,360)	46,320

				(－)
52	Credit costs (24+28)	(－)	(665)	2,467	(3,132)

(3) The Bank of Yokohama, Ltd. Non-consolidated

			For the six months ended		(Unit: Millions of Yen)
			September 30, 2016(A)		September 30, 2015(B)
				(A)-(B)

				[( 8.5%)]
1	Gross operating income		93,931	(8,831)	102,762
2	(Excluding gains (losses) on bonds)		109,284	(13,046)	122,330
3	Gross operating income from domestic operations		91,334	(9,253)	100,587
4	(Excluding gains (losses) on bonds)		107,749	(12,485)	120,234
5	Net interest income		71,334	(5,463)	76,797
6	Net fees and commissions		17,472	(5,062)	22,534
7	Net trading income		108	(17)	125
8	Net other ordinary income		2,418	1,288	1,130
9	(Of which, gains (losses) on bonds)		(16,415)	3,231	(19,646)
10	Gross operating income from international operations		2,597	423	2,174
11	(Excluding gains (losses) on bonds)		1,535	(561)	2,096
12	Net interest income		672	(443)	1,115
13	Net fees and commissions		155	(22)	177
14	Net trading income		3	(277)	280
15	Net other ordinary income		1,765	1,164	601
16	(Of which, gains (losses) on bonds)		1,062	984	78
				[1.3%]
17	Expenses	(－)	50,242	678	49,564
18	Personnel	(－)	22,447	(88)	22,535
19	Facilities	(－)	23,702	221	23,481
20	Taxes	(－)	4,092	545	3,547
21	(Reference) OHR (%) (17÷1)		53.4	5.2	48.2
				[( 17.8%)]
22	Core net business profit		43,688	(9,509)	53,197
23	(Excluding gains (losses) on bonds)		59,042	(13,723)	72,765
24	Provision of allowance for general loan losses	(－)	－	－	－
25	Net business profit		43,688	(9,509)	53,197
26	(Of which, gains (losses) on bonds)		(15,353)	4,215	(19,568)
27	Non-recurring gains (losses)		600	(5,623)	6,223
28	Disposal of bad debts	(－)	(1,651)	1,127	(2,778)
29	Written-off of loans	(－)	134	(467)	601
30	Provision of allowance for specific loan losses	(－)	－	－	－
31	Loss on sales of non-performing loans	(－)	0	(3)	3
32	Reversal of allowance for loan losses		649	(2,330)	2,979
33	Recoveries of written-off claims		1,015	492	523
34	Other	(－)	(120)	(240)	120
35	Gain or loss on stocks and other securities		192	(4,345)	4,537
36	Gain on sales of stocks and other securities		198	(4,358)	4,556
37	Loss on sales of stocks and other securities	(－)	6	6	－
38	Loss on devaluation of stocks and other securities	(－)	－	(19)	19
39	Other non-recurring gains (losses)		(1,243)	(151)	(1,092)
				[( 25.4%)]
40	Ordinary profit		44,289	(15,131)	59,420
41	Extraordinary income (losses)		(468)	(229)	(239)
42	Gain (loss) on disposal of non-current assets		(348)	(109)	(239)
43	Gain on disposal of non-current assets		121	121	－
44	Loss on disposal of non-current assets	(－)	470	231	239
45	Impairment loss	(－)	387	387	－
46	Reversal of subscription rights to shares		267	267	－
47	Income before income taxes		43,820	(15,360)	59,180
48	Income taxes-current	(－)	10,245	(5,074)	15,319
49	Income taxes-deferred	(－)	2,252	(1,064)	3,316
50	Total income taxes	(－)	12,497	(6,138)	18,635
				[( 22.7%)]
51	Net income		31,322	(9,222)	40,544

				(－)
52	Credit costs (24+28)	(－)	(1,651)	1,127	(2,778)

(4) The Higashi-Nippon Bank, Limited Non-consolidated

			For the six months ended		(Unit: Millions of Yen)
			September 30, 2016(A)		September 30, 2015(B)
				(A)-(B)

				[2.4%]
1	Gross operating income		16,561	392	16,169
2	(Excluding gains (losses) on bonds)		15,982	64	15,918
3	Gross operating income from domestic operations		16,273	398	15,875
4	(Excluding gains (losses) on bonds)		15,695	70	15,625
5	Net interest income		14,653	(39)	14,692
6	Net fees and commissions		1,054	121	933
7	Net trading income		-	-	-
8	Net other ordinary income		565	315	250
9	(Of which, gains (losses) on bonds)		578	328	250
10	Gross operating income from international operations		287	(6)	293
11	(Excluding gains (losses) on bonds)		287	(6)	293
12	Net interest income		194	(15)	209
13	Net fees and commissions		27	4	23
14	Net trading income		-	-	-
15	Net other ordinary income		65	5	60
16	(Of which, gains (losses) on bonds)		-	-	-
				[2.8%]
17	Expenses	(–)	11,812	331	11,481
18	Personnel	(–)	6,336	(34)	6,370
19	Facilities	(–)	4,666	279	4,387
20	Taxes	(–)	808	85	723
21	(Reference) OHR (%) (17÷1)		71.3	0.3	71.0
				[1.3%]
22	Core net business profit		4,749	62	4,687
23	(Excluding gains (losses) on bonds)		4,170	(267)	4,437
24	Provision of allowance for general loan losses	(–)	92	92	-
25	Net business profit		4,656	(31)	4,687
26	(Of which, gains (losses) on bonds)		578	328	250
27	Non-recurring gains (losses)		(1,016)	(5,232)	4,216
28	Disposal of bad debts	(–)	893	1,247	(354)
29	Written-off of loans	(–)	0	0	0
30	Provision of allowance for specific loan losses	(–)	689	689	-
31	Loss on sales of non-performing loans	(–)	-	-	-
32	Reversal of allowance for loan losses		-	(495)	495
33	Recoveries of written-off claims		7	7	0
34	Other	(–)	211	70	141
35	Gain or loss on stocks and other securities		667	(3,901)	4,568
36	Gain on sales of stocks and other securities		667	(3,901)	4,568
37	Loss on sales of stocks and other securities	(–)	-	-	-
38	Loss on devaluation of stocks and other securities	(–)	-	-	-
39	Other non-recurring gains (losses)		(790)	(84)	(706)
				[(59.1%)]
40	Ordinary profit		3,640	(5,264)	8,904
41	Extraordinary income (losses)		132	178	(46)
42	Gain (loss) on disposal of non-current assets		(79)	(33)	(46)
43	Gain on disposal of non-current assets		-	-	-
44	Loss on disposal of non-current assets	(–)	79	33	46
45	Impairment loss	(–)	-	-	-
46	Reversal of subscription rights to shares		211	211	-
47	Income before income taxes		3,772	(5,086)	8,858
48	Income taxes-current	(–)	1,193	(1,362)	2,555
49	Income taxes-deferred	(–)	(59)	(585)	526
50	Total income taxes	(–)	1,134	(1,948)	3,082
				[(54.3%)]
51	Net income		2,637	(3,138)	5,775

				(–)
52	Credit costs (24+28)	(–)	985	1,339	(354)

2. Average Balance of Use and Source of Funds, Interest Margins
(1) All branches
① Average Balance of Use and Source of Funds

[The Bank of Yokohama, Ltd. And The Higashi-Nippon Bank, Limited Combined]

		For the six months ended			(Unit: Billions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
1	Interest-earning assets	15,027.5	231.1	14,796.4	549.5	14,246.9
2	Of which, Loans and bills discounted	11,696.9	315.3	11,381.6	364.9	11,016.7
3	Of which, Securities	2,938.6	21.4	2,917.2	289.2	2,628.0
4	Interest-bearing liabilities	16,646.6	840.2	15,806.4	1,499.4	14,307.0
5	Of which, Deposits	14,363.8	513.7	13,850.1	503.3	13,346.8

	[The Bank of Yokohama, Ltd. Non-consolidated]
		For the six months ended			(Unit: Billions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
6	Interest-earning assets	12,954.4	146.9	12,807.5	432.8	12,374.7
7	Of which, Loans and bills discounted	10,067.3	234.4	9,832.9	279.1	9,553.8
8	Of which, Securities	2,512.6	(0.5)	2,513.1	266.6	2,246.5
9	Interest-bearing liabilities	14,628.8	724.5	13,904.3	1,392.8	12,511.5
10	Of which, Deposits	12,573.2	519.2	12,054.0	445.3	11,608.7

	[The Higashi-Nippon Bank, Limited Non-consolidated]
		For the six months ended				(Unit: Billions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
11	Interest-earning assets	2,073.0	84.2	1,988.8	116.6	1,872.2
12	Of which, Loans and bills discounted	1,629.6	80.9	1,548.7	85.9	1,462.8
13	Of which, Securities	425.9	21.8	404.1	22.6	381.5
14	Interest-bearing liabilities	2,017.8	115.7	1,902.1	106.6	1,795.5
15	Of which, Deposits	1,790.5	(5.5)	1,796.0	57.9	1,738.1

	② Interest Margins

	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]
			For the six months ended				(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
16	Yield on interest-earning assets	(A)	1.22	(0.11)	1.33	(0.04)	1.37
17	Loans and bills discounted	(B)	1.25	(0.11)	1.36	(0.10)	1.46
18	Securities		1.03	(0.19)	1.22	0.10	1.12
19	Yield on interest-bearing liabilities		0.06	(0.01)	0.07	0.00	0.07
20	Deposits	(C)	0.03	(0.01)	0.04	0.00	0.04
21	Expenses ratio		0.82	(0.04)	0.86	(0.05)	0.91
22	Total funding cost	(D)	0.80	(0.04)	0.84	(0.10)	0.94
23	Yield spread	(B) – (C)	1.22	(0.10)	1.32	(0.10)	1.42
24	Interest margin between loans and deposits		0.39	(0.07)	0.46	(0.04)	0.50
25	Net interest margin	(A) – (D)	0.42	(0.07)	0.49	0.06	0.43

	[The Bank of Yokohama, Ltd. Non-consolidated]
			For the six months ended				(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
26	Yield on interest-earning assets	(A)	1.18	(0.11)	1.29	(0.04)	1.33
27	Loans and bills discounted	(B)	1.19	(0.10)	1.29	(0.10)	1.39
28	Securities		1.04	(0.23)	1.27	0.11	1.16
29	Yield on interest-bearing liabilities		0.06	(0.01)	0.07	0.00	0.07
30	Deposits	(C)	0.03	(0.01)	0.04	0.01	0.03
31	Expenses ratio		0.76	(0.04)	0.80	(0.05)	0.85
32	Total funding cost	(D)	0.74	(0.04)	0.78	(0.09)	0.87
33	Yield spread	(B) – (C)	1.16	(0.09)	1.25	(0.11)	1.36
34	Interest margin between loans and deposits		0.39	(0.06)	0.45	(0.05)	0.50
35	Net interest margin	(A) – (D)	0.44	(0.07)	0.51	0.05	0.46

	[The Higashi-Nippon Bank, Limited Non-consolidated]
			For the six months ended				(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
36	Yield on interest-earning assets	(A)	1.49	(0.09)	1.58	(0.09)	1.67
37	Loans and bills discounted	(B)	1.65	(0.13)	1.78	(0.12)	1.90
38	Securities		0.95	0.03	0.92	0.03	0.89
39	Yield on interest-bearing liabilities		0.06	(0.03)	0.09	0.00	0.09
40	Deposits	(C)	0.04	(0.02)	0.06	(0.01)	0.07
41	Expenses ratio		1.23	(0.02)	1.25	(0.06)	1.31
42	Total funding cost	(D)	1.23	(0.06)	1.29	(0.10)	1.39
43	Yield spread	(B) – (C)	1.61	(0.11)	1.72	(0.11)	1.83
44	Interest margin between loans and deposits		0.37	(0.10)	0.47	(0.05)	0.52
45	Net interest margin	(A) – (D)	0.26	(0.03)	0.29	0.01	0.28

2.  Average Balance of Use and Source of Funds, Interest Margins
(2) Domestics
① Average Balance of Use and Source of Funds
[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]

			For the six months ended			(Unit: Billions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
1	Interest-earning assets		14,519.9	271.7	14,248.2	391.6	13,856.6
2	Of which, Loans and bills discounted		11,527.8	305.9	11,221.9	322.0	10,899.9
3	Of which, Securities		2,663.7	70.3	2,593.4	177.8	2,415.6
4	Interest-bearing liabilities		16,133.8	877.7	15,256.1	1,337.3	13,918.8
5	Of which, Deposits		14,078.5	457.9	13,620.6	447.3	13,173.3

	[The Bank of Yokohama, Ltd. Non-consolidated]
			For the six months ended			(Unit: Billions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
6	Interest-earning assets		12,450.5	186.9	12,263.6	275.1	11,988.5
7	Of which, Loans and bills discounted		9,919.2	229.5	9,689.7	242.3	9,447.4
8	Of which, Securities		2,291.7	43.3	2,248.4	172.8	2,075.6
9	Interest-bearing liabilities		14,119.7	761.5	13,358.2	1,230.7	12,127.5
10	Of which, Deposits		12,291.6	462.9	11,828.7	389.5	11,439.2

	[The Higashi-Nippon Bank, Limited Non-consolidated]
			For the six months ended			(Unit: Billions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
11	Interest-earning assets		2,069.4	84.9	1,984.5	116.5	1,868.0
12	Of which, Loans and bills discounted		1,608.5	76.3	1,532.2	79.7	1,452.5
13	Of which, Securities		371.9	26.9	345.0	5.0	340.0
14	Interest-bearing liabilities		2,014.0	116.2	1,897.8	106.5	1,791.3
15	Of which, Deposits		1,786.8	(5.0)	1,791.8	57.8	1,734.0

	② Interest Margins

	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]
			For the six months ended			(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
16	Yield on interest-earning assets	(Ａ)	1.20	(0.13)	1.33	(0.04)	1.37
17	Loans and bills discounted	(B)	1.25	(0.12)	1.37	(0.09)	1.46
18	Securities		1.01	(0.22)	1.23	0.11	1.12
19	Yield on interest-bearing liabilities		0.02	(0.02)	0.04	0.00	0.04
20	Deposits	(C)	0.02	(0.01)	0.03	(0.01)	0.04
21	Expenses ratio		0.82	(0.03)	0.85	(0.05)	0.90
22	Total funding cost	(D)	0.77	(0.05)	0.82	(0.09)	0.91
23	Yield spread	(B) – (C)	1.23	(0.11)	1.34	(0.08)	1.42
24	Interest margin between loans and deposits		0.41	(0.07)	0.48	(0.04)	0.52
25	Net interest margin	(A) – (D)	0.43	(0.08)	0.51	0.05	0.46

	[The Bank of Yokohama, Ltd. Non-consolidated]
			For the six months ended			(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
26	Yield on interest-earning assets	(A)	1.16	(0.13)	1.29	(0.03)	1.32
27	Loans and bills discounted	(B)	1.18	(0.12)	1.30	(0.09)	1.39
28	Securities		1.02	(0.25)	1.27	0.11	1.16
29	Yield on interest-bearing liabilities		0.01	(0.03)	0.04	0.00	0.04
30	Deposits	(C)	0.01	(0.02)	0.03	0.00	0.03
31	Expenses ratio		0.76	(0.03)	0.79	(0.05)	0.84
32	Total funding cost	(D)	0.70	(0.05)	0.75	(0.09)	0.84
33	Yield spread	(B) – (C)	1.17	(0.10)	1.27	(0.09)	1.36
34	Interest margin between loans and deposits		0.40	(0.07)	0.47	(0.04)	0.51
35	Net interest margin	(A) – (D)	0.46	(0.08)	0.54	0.06	0.48

	[The Higashi-Nippon Bank, Limited Non-consolidated]
			For the six months ended				(Unit: %)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
36	Yield on interest-earning assets	(A)	1.47	(0.09)	1.56	(0.09)	1.65
37	Loans and bills discounted	(B)	1.66	(0.13)	1.79	(0.12)	1.91
38	Securities		1.01	0.03	0.98	0.08	0.90
39	Yield on interest-bearing liabilities		0.06	(0.02)	0.08	(0.01)	0.09
40	Deposits	(C)	0.04	(0.02)	0.06	(0.01)	0.07
41	Expenses ratio		1.22	(0.02)	1.24	(0.05)	1.29
42	Total funding cost	(D)	1.22	(0.06)	1.28	(0.10)	1.38
43	Yield spread	(B) – (C)	1.62	(0.11)	1.73	(0.11)	1.84
44	Interest margin between loans and deposits		0.39	(0.10)	0.49	(0.05)	0.54
45	Net interest margin	(A) – (D)	0.25	(0.03)	0.28	0.01	0.27

3. Fees and Commissions (Domestics)

[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]

		For the six months ended		(Unit: Millions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
1	Fees and commissions	25,224	(4,867)	30,091	1,666	28,425
2	Deposits and Loans	11,650	108	11,542	884	10,658
3	ATM	2,666	(22)	2,688	6	2,682
4	Account transfer	2,363	(7)	2,370	6	2,364
5	Syndicated Loan	1,936	39	1,897	408	1,489
6	Remittance	5,121	(1)	5,122	(88)	5,210
7	Securities	4,851	(2,303)	7,154	(382)	7,536
8	Investment trusts	3,923	(2,203)	6,126	(702)	6,828
9	Agency business	447	(77)	524	33	491
10	Guarantee business	256	(34)	290	(24)	314
11	Others	2,896	(2,561)	5,457	1,244	4,213
12	Insurance	2,106	(2,815)	4,921	1,185	3,736
13	Fees and commissions payments	6,696	73	6,623	(7)	6,630
14	Fees and commissions - net	18,527	(4,941)	23,468	1,674	21,794

	[The Bank of Yokohama, Ltd. Non-consolidated]
		For the six months ended		(Unit: Millions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
15	Fees and commissions	23,185	(5,021)	28,206	1,390	26,816
16	Deposits and Loans	10,430	(106)	10,536	651	9,885
17	ATM	2,528	(20)	2,548	5	2,543
18	Account transfer	2,269	(7)	2,276	11	2,265
19	Syndicated Loan	1,904	41	1,863	385	1,478
20	Remittance	4,796	5	4,791	(80)	4,871
21	Securities	4,600	(2,263)	6,863	(436)	7,299
22	Investment trusts	3,681	(2,166)	5,847	(756)	6,603
23	Agency business	324	(71)	395	29	366
24	Guarantee business	252	(33)	285	(26)	311
25	Others	2,781	(2,551)	5,332	1,251	4,081
26	Insurance	1,999	(2,806)	4,805	1,194	3,611
27	Fees and commissions payments	5,712	41	5,671	(69)	5,740
28	Fees and commissions - net	17,472	(5,062)	22,534	1,458	21,076

	[The Higashi-Nippon Bank, Limited Non-consolidated]
		For the six months ended		(Unit: Millions of Yen)

		September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
29	Fees and commissions	2,039	154	1,885	277	1,608
30	Deposits and Loans	1,220	215	1,005	232	773
31	ATM	138	(2)	140	2	138
32	Account transfer	93	(1)	94	(5)	99
33	Syndicated Loan	31	(2)	33	23	10
34	Remittance	325	(6)	331	(7)	338
35	Securities	251	(39)	290	53	237
36	Investment trusts	242	(36)	278	53	225
37	Agency business	123	(5)	128	4	124
38	Guarantee business	3	(1)	4	2	2
39	Others	115	(9)	124	(8)	132
40	Insurance	106	(10)	116	(8)	124
41	Fees and commissions payments	984	33	951	61	890
42	Fees and commissions - net	1,054	121	933	216	717

４. Gains or Losses on Investment Securities
(1) Gains or Losses on Bonds
[Concordia Financial Group, Ltd. Consolidated]

			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
1	Gains (losses) on bonds		(15,545)
2	Gain on sales		3,302
3	Gain on redemption		－
4	Loss on sales	(－)	18,231
5	Loss on redemption	(－)	613
6	Loss on devaluation	(－)	3
	Note : As Concordia Financial Group, Ltd. was established on April 1, 2016, figures before the six months ended September 30, 2015 are not provided.

	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
7	Gains (losses) on bonds		(14,774)	4,544	(19,318)	(13,449)	(5,869)
8	Gain on sales		3,767	1,746	2,021	766	1,255
9	Gain on redemption		－	－	－	－	－
10	Loss on sales	(－)	17,928	(2,347)	20,275	13,977	6,298
11	Loss on redemption	(－)	610	(390)	1,000	214	786
12	Loss on devaluation	(－)	3	(60)	63	23	40

	[The Bank of Yokohama, Ltd. Non-consolidated]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
13	Gains (losses) on bonds		(15,353)	4,215	(19,568)	(13,686)	(5,882)
14	Gain on sales		3,189	1,418	1,771	537	1,234
15	Gain on redemption		－	－	－	－	－
16	Loss on sales	(－)	17,928	(2,347)	20,275	13,977	6,298
17	Loss on redemption	(－)	610	(390)	1,000	214	786
18	Loss on devaluation	(－)	3	(60)	63	32	31

	[The Higashi-Nippon Bank, Limited Non-consolidated]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
19	Gains (losses) on bonds		578	328	250	237	13
20	Gain on sales		578	328	250	229	21
21	Gain on redemption		－	－	－	－	－
22	Loss on sales	(－)	－	－	－	－	－
23	Loss on redemption	(－)	－	－	－	－	－
24	Loss on devaluation	(－)	－	－	－	(8)	8

	(Reference) Gains (losses) on bonds derivatives
	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
25	Gains (losses) on bonds derivatives		16,696	(2,286)	18,982	12,881	6,101
26	Gains (losses) on bonds + Gains (losses) on bonds derivatives		1,922	2,257	(335)	(567)	232

	(2) Gains or Losses on stocks and other securities
	[Concordia Financial Group, Ltd. Consolidated]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
27	Gains (losses) on stocks and other securities		248
28	Gain on sales		307
29	Loss on sales	(－)	59
30	Loss on devaluation	(－)	－
	Note : As Concordia Financial Group, Ltd. was established on April 1, 2016, figures before the six months ended September 30, 2015 are not provided.

	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
31	Gains (losses) on stocks and other securities		860	(8,245)	9,105	7,065	2,040
32	Gain on sales		866	(8,258)	9,124	7,063	2,061
33	Loss on sales	(－)	6	6	－	(12)	12
34	Loss on devaluation	(－)	－	(19)	19	11	8

	[The Bank of Yokohama, Ltd. Non-consolidated]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
35	Gains (losses) on stocks and other securities		192	(4,345)	4,537	4,512	25
36	Gain on sales		198	(4,358)	4,556	4,510	46
37	Loss on sales	(－)	6	6	－	(12)	12
38	Loss on devaluation	(－)	－	(19)	19	11	8

	[The Higashi-Nippon Bank, Limited Non-consolidated]
			For the six months ended			(Unit: Millions of Yen)

			September 30, 2016(A)	(A)-(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
39	Gains (losses) on stocks and other securities		667	(3,901)	4,568	2,554	2,014
40	Gain on sales		667	(3,901)	4,568	2,554	2,014
41	Loss on sales	(－)	－	－	－	－	－
42	Loss on devaluation	(－)	－	－	－	－	－

	5. Net Unrealized Gains (Losses) on Securities
	(1) Concordia Financial Group, Ltd. Consolidated								(Unit: Millions of Yen)
			As of September 30, 2016					As of March 31, 2016

			Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
					(A)-(B)	gains	losses			gains	losses
1		Held-to-maturity	200,410	10,780		10,780	－
2		Available-for-sale	2,591,682	93,629		118,923	25,293
3		Equity securities	200,603	88,523		91,089	2,566
4		Debt securities	1,498,880	10,329		10,835	506
5		Other securities	892,198	(5,222)		16,997	22,220
6	Total		2,792,092	104,409		129,703	25,293
7		Equity securities	200,603	88,523		91,089	2,566
8		Debt securities	1,699,291	21,109		21,616	506
9		Other securities	892,198	(5,222)		16,997	22,220
	Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the consolidated balance sheets and the acquisition cost is posted as “Net”.
	2.		In addition to “Securities” on the consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.
	3.		As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 are not provided.

	(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined									(Unit: Millions of Yen)
			As of September 30, 2016					As of March 31, 2016

			Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
					(A)-(B)	gains	losses			gains	losses
10		Held-to-maturity	199,710	10,770	(499)	10,770	－	199,715	11,269	11,269	－
11		Available-for-sale	2,583,891	94,146	(27,754)	122,592	28,446	2,672,151	121,900	142,393	20,492
12		Equity securities	192,814	88,011	(14,269)	90,195	2,184	208,094	102,280	104,273	1,993
13		Debt securities	1,498,879	11,840	(30)	12,554	713	1,582,482	11,870	12,960	1,090
14		Other securities	892,198	(5,705)	(13,455)	19,842	25,548	881,574	7,750	25,158	17,408
15	Total		2,783,602	104,916	(28,253)	133,362	28,446	2,871,867	133,169	153,662	20,492
16		Equity securities	192,814	88,011	(14,269)	90,195	2,184	208,094	102,280	104,273	1,993
17		Debt securities	1,698,589	22,610	(529)	23,324	713	1,782,198	23,139	24,229	1,090
18		Other securities	892,198	(5,705)	(13,455)	19,842	25,548	881,574	7,750	25,158	17,408
	Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
	2.		In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

	(3) The Bank of Yokohama, Ltd. Non-consolidated								(Unit: Millions of Yen)
			As of September 30, 2016					As of March 31, 2016

			Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
					(A)-(B)	gains	losses			gains	losses
19		Held-to-maturity	199,710	10,770	(499)	10,770	－	199,715	11,269	11,269	－
20		Available-for-sale	2,168,953	91,468	(24,897)	113,964	22,495	2,227,939	116,365	132,072	15,707
21		Equity securities	181,680	85,500	(14,119)	87,364	1,863	196,823	99,619	101,373	1,753
22		Debt securities	1,218,455	9,484	(414)	9,969	485	1,277,531	9,898	10,420	521
23		Other securities	768,818	(3,515)	(10,361)	16,630	20,146	753,584	6,846	20,279	13,432
24	Total		2,368,664	102,239	(25,395)	124,734	22,495	2,427,655	127,634	143,341	15,707
25		Equity securities	181,680	85,500	(14,119)	87,364	1,863	196,823	99,619	101,373	1,753
26		Debt securities	1,418,166	20,254	(913)	20,739	485	1,477,247	21,167	21,689	521
27		Other securities	768,818	(3,515)	(10,361)	16,630	20,146	753,584	6,846	20,279	13,432
	Notes:	1.	“Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
	2.		In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

	(4) The Higashi-Nippon Bank, Limited Non-consolidated								(Unit: Millions of Yen)
			As of September 30, 2016					As of March 31, 2016

			Book Value	Net(A)		Unrealized	Unrealized	Book Value	Net(B)	Unrealized	Unrealized
					(A)-(B)	gains	losses			gains	losses
28		Held-to-maturity	－	－	－	－	－	－	－	－	－
29		Available-for-sale	414,937	2,677	(2,858)	8,627	5,950	444,211	5,535	10,321	4,785
30		Equity securities	11,134	2,510	(150)	2,831	320	11,270	2,660	2,900	239
31		Debt securities	280,423	2,356	385	2,584	227	304,950	1,971	2,540	569
32		Other securities	123,379	(2,189)	(3,092)	3,212	5,402	127,990	903	4,879	3,976
33	Total		414,937	2,677	(2,858)	8,627	5,950	444,211	5,535	10,321	4,785
34		Equity securities	11,134	2,510	(150)	2,831	320	11,270	2,660	2,900	239
35		Debt securities	280,423	2,356	385	2,584	227	304,950	1,971	2,540	569
36		Other securities	123,379	(2,189)	(3,092)	3,212	5,402	127,990	903	4,879	3,976
	Note: “Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.

6. Projected Redemption Amounts for Securities with maturities

	(1) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined							(Unit: Millions of Yen)
		As of September 30, 2016				As of March 31, 2016
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
1	Bonds	259,521	1,193,877	162,898	62,152	283,247	1,233,461	229,743	13,475
2	Government bonds	58,900	462,100	77,224	－	109,600	480,700	78,211	－
3	Local government bonds	46,920	236,556	19,748	555	23,589	258,790	24,934	601
4	Corporate bonds	153,700	495,220	65,925	61,597	150,057	493,970	126,597	12,873
5	Others	51,151	136,936	76,450	493,917	64,616	154,315	65,858	446,415
6	Total	310,672	1,330,813	239,349	556,070	347,863	1,387,777	295,602	459,890
	Note: The tables are indicated in “Securities” on the non-consolidated balance sheets.

	(2) The Bank of Yokohama, Ltd. Non-consolidated							(Unit: Millions of Yen)
		As of September 30, 2016				As of March 31, 2016
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
7	Bonds	200,384	1,003,833	135,490	61,597	225,706	1,019,590	199,679	12,873
8	Government bonds	52,900	437,700	62,600	－	93,600	456,300	63,600	－
9	Local government bonds	15,093	201,486	14,665	－	14,622	202,246	16,482	－
10	Corporate bonds	132,390	364,646	58,225	61,597	117,483	361,044	119,597	12,873
11	Others	33,451	105,136	74,484	493,917	40,316	121,615	63,978	446,415
12	Total	233,835	1,108,969	209,975	555,515	266,022	1,141,206	263,658	459,288
	Note: The tables are indicated in “Securities” on the non-consolidated balance sheets.

	(3) The Higashi-Nippon Bank, Limited Non-consolidated							(Unit: Millions of Yen)
		As of September 30, 2016				As of March 31, 2016
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
13	Bonds	59,137	190,044	27,408	555	57,540	213,870	30,064	601
14	Government bonds	6,000	24,400	14,624	－	16,000	24,400	14,611	－
15	Local government bonds	31,826	35,069	5,083	555	8,966	56,544	8,452	601
16	Corporate bonds	21,310	130,574	7,700	－	32,574	132,926	7,000	－
17	Others	17,700	31,800	1,966	－	24,300	32,700	1,879	－
18	Total	76,837	221,844	29,374	555	81,840	246,570	31,943	601
	Note: The tables are indicated in “Securities” on the non-consolidated balance sheets.

7. Employees and Branches

(1) Employees and Officers
[Holding company ・The Bank of Yokohama, Ltd. and The Higashi-
Nippon Bank, Limited Combined]
(Unit: Number of People)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
1	Directors and auditors	29	0	0	29	29
2	employees	5,592	185	101	5,407	5,491
	[Holding company]				(Unit: Number of People)
	Directors and auditors	3
	employees	25
	Note:	As Concordia Financial Group, Ltd. was established on April 1, 2016, employees as of March 31, 2016 and September 30, 2015 are not provided.
	[The Bank of Yokohama, Ltd. Non-consolidated]			(Unit: Number of People)
3	Directors and auditors	14	(1)	(1)	15	15
4	employees	4,133	121	84	4,012	4,049
	[The Higashi-Nippon Bank, Limited Non-consolidated]				(Unit: Number of People)
5	Directors and auditors	12	(2)	(2)	14	14
6	employees	1,434	39	(8)	1,395	1,442
	(2) Branches
	① Domestic Branch
	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]				(Unit: Number of Branches)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
7	Domestic Branches	290	3	3	287	287
8	Of which, Branches in Kanagawa Prefecture	189	0	0	189	189
9	Of which, Branches in Tokyo Metropolis	72	3	3	69	69
	[The Bank of Yokohama, Ltd. Non-consolidated]				(Unit: Number of Branches)
10	Domestic Branches	206	1	1	205	205
11	Of which, Branches in Kanagawa Prefecture	180	0	0	180	180
12	Of which, Branches in Tokyo Metropolis	21	1	1	20	20
	[The Higashi-Nippon Bank, Limited Non-consolidated]				(Unit: Number of Branches)
13	Domestic Branches	84	2	2	82	82
14	Of which, Branches in Kanagawa Prefecture	9	0	0	9	9
15	Of which, Branches in Tokyo Metropolis	51	2	2	49	49
	② Overseas
	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]	(Unit: Number of Branches)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
16	Branches	1	0	0	1	1
17	Sub-branches	0	0	0	0	0
18	Representative offices	4	0	0	4	4
19	Total	5	0	0	5	5
20	Subsidiaries	0	0	0	0	0
	8. Net Business Profit
	[The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined]	For the six months ended			(Unit: Millions of Yen)

		September 30, 2016(A)	(A)–(B)	September 30, 2015(B)	(B)–(C)	September 30, 2014(C)
21	Core net business profit	48,437	(9,448)	57,885	1,757	56,128
22	As per employee (in thousands of yen)	8,880	(1,871)	10,751	227	10,524
23	Net business profit	48,345	(9,540)	57,885	(1,676)	59,561
24	As per employee (in thousands of yen)	8,863	(1,888)	10,751	(417)	11,168
	[The Bank of Yokohama, Ltd. Non-consolidated]	(Unit: Millions of Yen)
25	Core net business profit	43,688	(9,509)	53,197	1,081	52,116
26	As per employee (in thousands of yen)	10,814	(2,619)	13,433	110	13,323
27	Net business profit	43,688	(9,509)	53,197	(2,267)	55,464
28	As per employee (in thousands of yen)	10,814	(2,619)	13,433	(746)	14,179
	[The Higashi-Nippon Bank, Limited Non-consolidated]			(Unit: Millions of Yen)
29	Core net business profit	4,749	62	4,687	676	4,011
30	As per employee (in thousands of yen)	3,357	66	3,291	469	2,822
31	Net business profit	4,656	(31)	4,687	591	4,096
32	As per employee (in thousands of yen)	3,292	1	3,291	410	2,881
	Note:	The amount of “as per employee” is calculated on the basis of the average of actual number of employees (excluding transferees).

9. Return on Equity
[Concordia Financial Group, Ltd. Consolidated]
		For the six months ended			(Unit: %)

		September 30, 2016 (A)	(A)–(B)	September 30, 2015 (B)	(B)–(C)	September 30, 2014 (C)
1	Profit attributable to owners of parent per own capital	18.19
2	Of which, excluding gain on bargain purchase	6.36
	Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures before the six months ended September 30, 2015 arenot provided.

10. Return on Assets
[The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited
Combined]
		For the six months ended			(Unit: %)

		September 30, 2016 (A)	(A)–(B)	September 30, 2015 (B)	(B)–(C)	September 30, 2014 (C)
3	Core net business profit per average total assets	0.54	(0.14)	0.68	(0.05)	0.73
4	Net income per average total assets	0.38	(0.16)	0.54	0.07	0.47
	[The Bank of Yokohama, Ltd. Non–consolidated]	For the six months ended			(Unit: %)
5	Core net business profit per average total assets	0.55	(0.16)	0.71	(0.06)	0.77
6	Net income per average total assets	0.40	(0.14)	0.54	0.05	0.49
	[The Higashi–Nippon Bank, Limited Non–consolidated]	For the six months ended			(Unit: %)
7	Core net business profit per average total assets	0.44	(0.02)	0.46	0.05	0.41
8	Net income per average total assets	0.24	(0.32)	0.56	0.23	0.33

11. Retirement Benefit
(1) Retirement benefit obligation
	[The Bank of Yokohama, Ltd. Non–consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	As of September 30, 2015 (B)	(B)–(C)	As of September 30, 2014 (C)
9	Retirement benefit obligation (beginning of period)	87,474	5,664	81,810	1,646	80,164
10	[ Discount rate ]	[0.5%]	[(0.4%)]	[0.9%]	[(0.5%)]	[1.4%]
11	Fair value of plan assets (beginning of period)	115,318	1,116	114,202	21,175	93,027
12	Prepaid pension cost (beginning of period)	(36,011)	(5,329)	(30,682)	(4,667)	(26,015)
13	Unrecognized prior service cost (beginning of period)	386	386	–	–	–
14	Unrecognized actuarial loss (beginning of period)	7,781	9,490	(1,709)	(14,861)	13,152
	[The Higashi–Nippon Bank, Limited Non–consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	As of September 30, 2015 (B)	(B)–(C)	As of September 30, 2014 (C)
15	Retirement benefit obligation (beginning of period)	20,644	2,046	18,598	117	18,481
16	[ Discount rate ]	[0.6%]	[(0.7%)]	[1.3%]	[0.0%]	[1.3%]
17	Fair value of plan assets (beginning of period)	12,293	(261)	12,554	1,348	11,206
18	Provision for retirement benefits (beginning of period)	6,104	(207)	6,311	104	6,207
19	Unrecognized actuarial loss (beginning of period)	2,246	2,512	(266)	(1,089)	823
20	Unrecognized net obligation arising from accounting changes	–	–	–	(244)	244
	(beginning of period)

(2) Retirement Benefit Costs
	[The Bank of Yokohama, Ltd. Non–consolidated]	For the six months ended			(Unit: Millions of Yen)

		September 30, 2016 (A)	(A)–(B)	September 30, 2015 (B)	(B)–(C)	September 30, 2014 (C)
21	Retirement benefit costs	1,638	(162)	1,800	(525)	2,325
22	Service cost	968	128	840	47	793
23	Interest cost	222	(196)	418	(110)	528
24	Expected return on plan assets	(1,287)	(60)	(1,227)	(193)	(1,034)
25	Amortization of prior service cost	154	77	77	77	–
26	Recognized actuarial loss	1,363	(109)	1,472	(373)	1,845
27	Amortization of net obligation arising from accounting changes	–	–	–	–	–
28	Other retirement cost	216	(3)	219	28	191

	[The Higashi–Nippon Bank, Limited Non–consolidated]	For the six months ended			(Unit: Millions of Yen)

		September 30, 2016 (A)	(A)–(B)	September 30, 2015 (B)	(B)–(C)	September 30, 2014 (C)
29	Retirement benefit costs	533	200	333	(176)	509
30	Service cost	329	48	281	6	275
31	Interest cost	67	(53)	120	0	120
32	Expected return on plan assets	(153)	3	(156)	(16)	(140)
33	Amortization of prior service cost	–	–	–	–	–
34	Recognized actuarial loss	223	199	24	(46)	70
35	Amortization of net obligation arising from accounting changes	–	–	–	(122)	122
36	Other retirement cost	66	3	63	2	61

12. Deferred Tax Assets

Tax effects of the items comprising
net deferred tax assets and
liabilities

	[The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined]					(Unit: Millions of Yen)

			As of September 30, 2016(A)	(A)–(B)	A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1		Allowance for loan losses	21,690	(1,049)	(4,141)	22,739	25,831
2		Provision for retirement benefits	6,945	(48)	(423)	6,993	7,368
3		Losses on devaluation of securities	2,872	(114)	228	2,986	2,644
4		Others	6,980	(1,358)	(1,173)	8,338	8,153
5	Subtotal deferred tax assets	(A)	38,488	(2,569)	(5,509)	41,057	43,997
6	Valuation allowance	(B)	(3,517)	81	364	(3,598)	(3,881)
7	Total deferred tax assets (A+B)	(C)	34,971	(2,488)	(5,144)	37,459	40,115
8		Valuation difference on available–for–sale securities	27,080	(8,633)	(12,110)	35,713	39,190
9		Gains on contribution of securities to retirement benefit trust	6,243	0	(326)	6,243	6,569
10		Others	6,359	(186)	454	6,545	5,905
11	Total deferred tax liabilities	(D)	39,683	(8,819)	(11,982)	48,502	51,665
12	Net deferred tax assets(liabilities)	(C–D)	(4,712)	6,331	6,838	(11,043)	(11,550)

13	Net deferred tax assets excluding deferred tax liabilities (assets) relating to valuation difference on available–for–sale securities, etc.	22,481	(2,193)	(5,634)	24,674	28,115

[The Bank of Yokohama, Ltd. Non–consolidated]
(Unit: Millions of Yen)

			As of September 30, 2016(A)	(A)–(B)	A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
14		Allowance for loan losses	19,662	(1,172)	(4,076)	20,834	23,738
15		Provision for retirement benefits	5,064	(60)	(299)	5,124	5,363
16		Losses on devaluation of securities	2,302	(12)	(132)	2,314	2,434
17		Others	4,839	(1,209)	(1,617)	6,048	6,456
18	Subtotal deferred tax assets	(A)	31,869	(2,452)	(6,123)	34,321	37,992
19	Valuation allowance	(B)	(2,703)	42	165	(2,745)	(2,868)
20	Total deferred tax assets (A+B)	(C)	29,165	(2,411)	(5,958)	31,576	35,123
21		Valuation difference on available–for–sale securities	26,475	(7,658)	(11,198)	34,133	37,673
22		Gains on contribution of securities to retirement benefit trust	6,243	0	(326)	6,243	6,569
23		Others	6,359	(186)	454	6,545	5,905
24	Total deferred tax liabilities	(D)	39,077	(7,845)	(11,071)	46,922	50,148
25	Net deferred tax assets(liabilities)	(C–D)	(9,912)	5,433	5,112	(15,345)	(15,024)

26	Net deferred tax assets excluding deferred tax liabilities (assets) relating to valuation difference on available–for–sale securities, etc.	16,552	(2,252)	(6,091)	18,804	22,643

[The Higashi–Nippon Bank, Limited Non–consolidated]
(Unit: Millions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
27		Allowance for loan losses	2,027	122	(65)	1,905	2,092
28		Provision for retirement benefits	1,880	12	(125)	1,868	2,005
29		Losses on devaluation of securities	570	(102)	361	672	209
30		Others	2,140	(150)	443	2,290	1,697
31	Subtotal deferred tax assets	(A)	6,619	(117)	615	6,736	6,004
32	Valuation allowance	(B)	(813)	40	200	(853)	(1,013)
33	Total deferred tax assets (A+B)	(C)	5,805	(77)	814	5,882	4,991
34		Valuation difference on available–for–sale securities	605	(975)	(911)	1,580	1,516
35		Gains on contribution of securities to retirement benefit trust	–	–	–	–	–
36		Others	0	0	0	0	0
37	Total deferred tax liabilities	(D)	605	(975)	(911)	1,580	1,516
38	Net deferred tax assets(liabilities)	(C-D)	5,199	898	1,725	4,301	3,474

39	Net deferred tax assets excluding deferred tax liabilities (assets) relating to valuation difference on available–for–sale securities, etc.	5,929	60	457	5,869	5,472

(Reference)
	Concordia Financial Group, Ltd. Consolidated				(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	March 21, 2016 (B)	September 30, 2015 (C)
40	Net deferred tax assets(liabilities)	1,293

41	Net deferred tax assets excluding deferred tax liabilities (assets) relating to valuation difference on available–for–sale securities and remeasurements of defined benefit plans, etc.	27,307

Note : As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

13. Capital Adequacy Ratio

	[Concordia Financial Group, Ltd. Consolidated]					(Unit: Billions of Yen)
			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
1	(1) Total capital ratio	(5)/(6)	11.35 ％
2	Tier 1 capital ratio	(2)/(6)	11.10 ％
3	Common Equity Tier 1 capital ratio	(3)/(6)	11.10 ％
4	(2) Tier 1 capital		979.3
5	(3) Common Equity Tier 1 capital		979.3
6	Of which, accumulated other comprehensive income		59.3
7	(4) Tier 2 capital		22.5
8	Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income		26.4
9	(5) Total capital	(2)+(4)	1,001.8
10	(6) Risk weighted assets		8,821.5

Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

	[The Bank of Yokohama, Ltd. Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
11	(1) Total capital ratio	(5)/(6)	11.83 ％	(0.94 ％)	(1.46 ％)	12.77 ％	13.29 ％
12	Tier 1 capital ratio	(2)/(6)	11.55 ％	(0.88 ％)	(1.16 ％)	12.43 ％	12.71 ％
13	Common Equity Tier 1 capital ratio	(3)/(6)	11.55 ％	(0.64 ％)	(0.89 ％)	12.19 ％	12.44 ％
14	(2) Tier 1 capital		830.6	(57.9)	(51.0)	888.5	881.6
15	(3) Common Equity Tier 1 capital		830.6	(41.2)	(32.3)	871.8	862.9
16		Of which, accumulated other comprehensive income	59.7	(9.6)	9.9	69.3	49.8
17	Additional Tier 1 capital		–	(16.6)	(18.6)	16.6	18.6
18		Of which, directly issued capital instruments subject to phase out from Additional Tier 1	–	(24.0)	(28.0)	24.0	28.0
19	(4) Tier 2 capital		20.2	(4.3)	(20.4)	24.5	40.6
20		Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income	26.6	(4.4)	(21.6)	31.0	48.2
21	(5) Total capital	(2)+(4)	850.9	(62.2)	(71.3)	913.1	922.2
22	(6) Risk weighted assets		7,190.1	42.6	254.1	7,147.5	6,936.0

	[The Higashi–Nippon Bank, Limited Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
23	(1) Capital ratio	(1)/(2)	8.20 ％	(0.11 ％)	(0.77 ％)	8.31 ％	8.97 ％
24	(2) Capital		119.5	2.5	0.6	117.0	118.9
25	(3) Risk weighted assets		1,457.3	48.8	133.1	1,408.5	1,324.2

Notes: 1. The capital ratio of Concordia Financial Group, Ltd. and The Bank of Yokohama, Ltd. was calculated based on the international standard (Basel III). The capital ratio of The Higashi–Nippon Bank, Limited was calculated based on the domestic standard (Basel III).
2. Concordia Financial Group, Ltd. and The Bank of Yokohama, Ltd. calculated risk–weighted assets under the foundation internal ratings–based approach, whereas The Higashi–Nippon Bank, Limited used the standardized approach.
3. The Bank of Yokohama, Ltd. calculated its operational risk equivalent according to TSA (the standardized approach).
4. Other information on capital including the composition of capital disclosure is disclosed at the website of Concordia Financial Group, Ltd. (http://www.concordia–fg.jp/shareholder/finance/index.html).

III. LOANS, etc. INFORMATION
1.  Risk Managed Loan

	[Concordia Financial Group, Ltd. Consolidated]				(Unit: Millions of Yen)

	Risk managed loans	As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
1	Loans to borrowers in bankruptcy	3,081
	[Percentage to total loans and bills discounted]	[0.0%]
2	Past due loans	187,679
	[Percentage to total loans and bills discounted]	[1.5%]
3	Accruing loans contractually past due for 3 months or more	5,259
	[Percentage to total loans and bills discounted]	[0.0%]
4	Restructured loans	18,669
	[Percentage to total loans and bills discounted]	[0.1%]
5	Total	214,691
	[Percentage to total loans and bills discounted]	[1.8%]

6	Loans and bills discounted	11,857,978
Notes:
1. The amounts are presented after partial direct written–off.
2. As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

[The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined]
(Unit: Millions of Yen)

	Risk managed loans	As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
7	Loans to borrowers in bankruptcy	3,097	(906)	(2,703)	4,003	5,800
	[Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.0%]
8	Past due loans	188,793	(1,759)	(7,018)	190,552	195,811
	[ Percentage to total loans and bills discounted ]	[1.5%]	―	―	[1.6%]	[1.7%]
9	Accruing loans contractually past due for 3 months or more	5,257	1,789	(484)	3,468	5,741
	[ Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.0%]
10	Restructured loans	18,678	(381)	(211)	19,059	18,889
	[ Percentage to total loans and bills discounted ]	[0.1%]	―	―	[0.1%]	[0.1%]
11	Total	215,826	(1,258)	(10,416)	217,084	226,242
	[ Percentage to total loans and bills discounted ]	[1.8%]	―	―	[1.8%]	[1.9%]

12	Loans and bills discounted	11,921,942	274,483	404,818	11,647,459	11,517,124

[The Bank of Yokohama, Ltd. Non–consolidated]
(Unit: Millions of Yen)

	Risk managed loans	As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
13	Loans to borrowers in bankruptcy	2,377	(569)	(1,268)	2,946	3,645
	[Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.0%]
14	Past due loans	172,734	(2,560)	(6,911)	175,294	179,645
	[ Percentage to total loans and bills discounted ]	[1.6%]	―	―	[1.7%]	[1.8%]
15	Accruing loans contractually past due for 3 months or more	4,267	1,265	(602)	3,002	4,869
	[ Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.0%]
16	Restructured loans	12,348	9	(87)	12,339	12,435
	[ Percentage to total loans and bills discounted ]	[0.1%]	―	―	[0.1%]	[0.1%]
17	Total	191,728	(1,854)	(8,868)	193,582	200,586
	[ Percentage to total loans and bills discounted ]	[1.8%]	―	―	[1.9%]	[2.0%]
	[ Amount of partial direct written–off ]	[26,536]	[(3,770)]	[(9,793)]	[30,306]	[36,329]
18	Loans and bills discounted	10,235,856	230,379	316,823	10,005,477	9,919,033
Note: The amounts are presented after partial direct written–off.

[The Higashi–Nippon Bank, Limited Non–consolidated]
(Unit: Millions of Yen)
	Risk managed loans
		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
19	Loans to borrowers in bankruptcy	719	(338)	(1,435)	1,057	2,154
	[Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.1%]
20	Past due loans	16,058	800	(108)	15,258	16,166
	[ Percentage to total loans and bills discounted ]	[0.9%]	―	―	[0.9%]	[1.0%]
21	Accruing loans contractually past due for 3 months or more	990	524	119	466	871
	[ Percentage to total loans and bills discounted ]	[0.0%]	―	―	[0.0%]	[0.0%]
22	Restructured loans	6,329	(390)	(124)	6,719	6,453
	[ Percentage to total loans and bills discounted ]	[0.3%]	―	―	[0.4%]	[0.4%]
23	Total	24,097	596	(1,549)	23,501	25,646
	[ Percentage to total loans and bills discounted ]	[1.4%]	―	―	[1.4%]	[1.6%]

24	Loans and bills discounted	1,686,086	44,104	87,996	1,641,982	1,598,090

Note:	The Higashi–Nippon Bank, Limited does not apply partial direct written–off. The above figures are presented if The Higashi–Nippon Bank, Limited had applied the partial direct written–off.

2. Allowance for Loan Losses

[Concordia Financial Group, Ltd. Consolidated]
(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Allowance for loan losses	58,419
2	Allowance for general loan losses	15,234
3	Allowance for specific loan losses	43,185
4	Specific allowance for certain overseas loans	–

[The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined]
(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
5	Allowance for loan losses	56,503	(2,766)	(6,522)	59,269	63,025
6	Allowance for general loan losses	13,144	(1,446)	(1,101)	14,590	14,245
7	Allowance for specific loan losses	43,358	(1,321)	(5,422)	44,679	48,780
8	Specific allowance for certain overseas loans	–	–	–	–	–

[The Bank of Yokohama, Ltd. Non–consolidated]
(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
9	Allowance for loan losses	48,163	(1,834)	(4,586)	49,997	52,749
10	Allowance for general loan losses	10,682	(1,423)	(872)	12,105	11,554
11	Allowance for specific loan losses	37,481	(410)	(3,714)	37,891	41,195
12	Specific allowance for certain overseas loans	–	–	–	–	–

[The Higashi–Nippon Bank, Limited Non–consolidated]
(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
13	Allowance for loan losses	8,339	(933)	(1,936)	9,272	10,275
14	Allowance for general loan losses	2,461	(23)	(229)	2,484	2,690
15	Allowance for specific loan losses	5,877	(911)	(1,707)	6,788	7,584
16	Specific allowance for certain overseas loans	–	–	–	–	–

3.  Percentage of Allowance to Total
Risk Managed Loans

[Concordia Financial Group, Ltd. Consolidated]
(Unit: %)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
	Allowance for specific loan losses
17	Before partial direct written–off	32.7
18	After partial direct written–off	20.1
	Allowance for loan losses
19	Before partial direct written–off	38.7
20	After partial direct written–off	27.2

	[The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined]					(Unit: %)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
	Allowance for specific loan losses
21	Before partial direct written–off	28.5	(1.2)	(3.4)	29.7	31.9
22	After partial direct written–off	18.0	(0.2)	(1.0)	18.2	19.0
	Allowance for loan losses
23	Before partial direct written–off	33.9	(1.5)	(3.2)	35.4	37.1
24	After partial direct written–off	24.1	(0.8)	(1.1)	24.9	25.2

[The Bank of Yokohama, Ltd. Non–consolidated]
(Unit: %)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
	Allowance for specific loan losses
25	Before partial direct written–off	29.6	(1.1)	(3.5)	30.7	33.1
26	After partial direct written–off	19.5	0.0	(1.0)	19.5	20.5
	Allowance for loan losses
27	Before partial direct written–off	34.4	(1.7)	(3.6)	36.1	38.0
28	After partial direct written–off	25.1	(0.7)	(1.1)	25.8	26.2

[The Higashi–Nippon Bank, Limited Non–consolidated]
(Unit: %)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
	Allowance for specific loan losses
29	Before partial direct written–off	20.6	(0.7)	(1.6)	21.3	22.2
30	After partial direct written–off	6.4	(1.2)	(0.9)	7.6	7.3
	Allowance for loan losses
31	Before partial direct written–off	29.3	(0.6)	(1.0)	29.9	30.3
32	After partial direct written–off	16.6	(1.1)	(0.4)	17.7	17.0

4.  Claims Disclosed under the Financial Revitalization Law

	(1) Concordia Financial Group, Ltd. Consolidated					(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Unrecoverable or valueless claims		58,711
2	Doubtful claims		134,051
3	Claims in need of special caution		23,929
4	Sub–total (Claims in need of special caution or below)	A	216,692
5	Claims in need of caution (excluding claims in need of special caution)		1,086,235
6	Claims to normal borrowers (excluding claims in need of caution)		10,781,859
7	Sub–total (Normal claims)		11,868,095
8	Total (Credit exposures)	B	12,084,788

9	Claims in need of special caution based on borrowers classification under the self–assessment guideline		26,053

10	Non–performing loans ratio (Percentage of claims in need of special caution or below) (%)	A／B	1.7
Note:  As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

	(2) The Bank of Yokohama, Ltd. and The Higashi–Nippon Bank, Limited Combined					(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
11	Unrecoverable or valueless claims		58,229	(1,252)	(2,930)	59,481	61,159
12	Doubtful claims		134,226	(1,858)	(7,308)	136,084	141,534
13	Claims in need of special caution		23,935	1,408	(695)	22,527	24,630
14	Sub–total (Claims in need of special caution or below)	A	216,391	(1,703)	(10,934)	218,094	227,325
15	Claims in need of caution (excluding claims in need of special caution)		1,083,021	(57,652)	(18,740)	1,140,673	1,101,761
16	Claims to normal borrowers (excluding claims in need of caution)		10,765,560	338,303	438,411	10,427,257	10,327,149
17	Sub–total (Normal claims)		11,848,581	280,650	419,671	11,567,931	11,428,910
18	Total (Credit exposures)	B	12,064,973	278,948	408,737	11,786,025	11,656,236

19	Claims in need of special caution based on borrowers classification under the self–assessment guideline		25,559	1,221	(1,088)	24,338	26,647

20	Non–performing loans ratio (Percentage of claims in need of special caution or below) (%)	A／B	1.7	(0.1)	(0.2)	1.8	1.9

	(3) The Bank of Yokohama, Ltd. Non–consolidated					(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
21	Unrecoverable or valueless claims		53,937	(1,084)	(1,733)	55,021	55,670
22	Doubtful claims		121,702	(2,496)	(6,954)	124,198	128,656
23	Claims in need of special caution		16,616	1,274	(689)	15,342	17,305
24	Sub–total (Claims in need of special caution or below)	A	192,255	(2,307)	(9,377)	194,562	201,632
25	Claims in need of caution (excluding claims in need of special caution)		918,943	(52,089)	(11,655)	971,032	930,598
26	Claims to normal borrowers (excluding claims in need of caution)		9,264,662	289,032	342,061	8,975,630	8,922,601
27	Sub–total (Normal claims)		10,183,605	236,943	330,405	9,946,662	9,853,200
28	Total (Credit exposures)	B	10,375,861	234,637	321,029	10,141,224	10,054,832

29	Claims in need of special caution based on borrowers classification under the self–assessment guideline		17,591	1,100	(895)	16,491	18,486

30	Non–performing loans ratio (Percentage of claims in need of special caution or below) (%)	A／B	1.8	(0.1)	(0.2)	1.9	2.0

	(4) The Higashi–Nippon Bank, Limited Non–consolidated					(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015(C)
31	Unrecoverable or valueless claims		4,292	(168)	(1,197)	4,460	5,489
32	Doubtful claims		12,523	637	(354)	11,886	12,877
33	Claims in need of special caution		7,319	134	(6)	7,185	7,325
34	Sub–total (Claims in need of special caution or below)	A	24,135	604	(1,557)	23,531	25,692
35	Claims in need of caution (excluding claims in need of special caution)		164,078	(5,563)	(7,084)	169,641	171,162
36	Claims to normal borrowers (excluding claims in need of caution)		1,500,897	49,270	96,349	1,451,627	1,404,548
37	Sub–total (Normal claims)		1,664,976	43,707	89,266	1,621,269	1,575,710
38	Total (Credit exposures)	B	1,689,112	44,311	87,709	1,644,801	1,601,403

39	Claims in need of special caution based on borrowers classification under the self–assessment guideline		7,968	121	(193)	7,847	8,161

40	Non–performing loans ratio (Percentage of claims in need of special caution or below) (%)	A／B	1.4	0.0	(0.2)	1.4	1.6

Note:	The Higashi–Nippon Bank, Limited does not apply partial direct written–off. The above figures are presented if The Higashi–Nippon Bank, Limited had applied the partial direct written–off.

5. Coverage of Claims Disclosed under the Financial
Revitalization Law

	[The Bank of Yokohama, Ltd. Non–consolidated]					(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Coverage amount	A	169,293	(2,172)	(11,671)	171,465	180,964
2	Allowance for loan losses		39,093	(750)	(4,018)	39,843	43,111
3	Collateral and guarantees		130,200	(1,422)	(7,652)	131,622	137,852

4	Unrecoverable or valueless claims, doubtful claims, claims in need of special caution based on borrowers classification under the self–assessment guideline	B	193,231	(2,480)	(9,582)	195,711	202,813

5	Coverage ratio (%)	A／B	87.6	0.0	(1.6)	87.6	89.2

	(Reference) Status of Coverage of Claims of Borrowers Classification				(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
6	Unrecoverable or valueless claims	53,937	(1,084)	(1,733)	55,021	55,670
7	Allowance for loan losses	20,678	241	255	20,437	20,423
8	Collateral and guarantees	33,258	(1,326)	(1,989)	34,584	35,247
9	Coverage ratio (%)	100.0	0.0	0.0	100.0	100.0
10	Doubtful claims	121,702	(2,496)	(6,954)	124,198	128,656
11	Allowance for loan losses	16,524	(630)	(4,029)	17,154	20,553
12	Collateral and guarantees	88,101	(1,106)	(5,142)	89,207	93,243
13	Coverage ratio (%)	85.9	0.3	(2.5)	85.6	88.4
14	Claims in need of special caution based on borrowers classification under the self–assessment guideline	17,591	1,100	(895)	16,491	18,486
15	Allowance for loan losses	1,890	(361)	(245)	2,251	2,135
16	Collateral and guarantees	8,840	1,010	(521)	7,830	9,361
17	Coverage ratio (%)	60.9	(0.2)	(1.2)	61.1	62.1

	[The Higashi–Nippon Bank, Limited Non–consolidated]				(Unit: Millions of Yen)

			As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
18	Coverage amount	A	17,426	946	(1,206)	16,480	18,632
19	Allowance for loan losses		1,724	(261)	(486)	1,985	2,210
20	Collateral and guarantees		15,702	1,208	(720)	14,494	16,422

21	Unrecoverable or valueless claims, doubtful claims, claims in need of special caution based on borrowers classification under the self–assessment guideline	B	24,784	591	(1,744)	24,193	26,528

22	Coverage ratio (%)	A／B	70.3	2.2	0.1	68.1	70.2

Note:	The Higashi–Nippon Bank, Limited does not apply partial direct written–off. The above figures are presented if The Higashi–Nippon Bank, Limited had applied the partial direct written–off.

	(Reference) Status of Coverage of Claims of Borrowers Classification				(Unit: Millions of Yen)

		As of September 30, 2016 (A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
23	Unrecoverable or valueless claims	4,292	(168)	(1,197)	4,460	5,489
24	Allowance for loan losses	327	(182)	(151)	509	478
25	Collateral and guarantees	3,964	14	(1,047)	3,950	5,011
26	Coverage ratio (%)	100.0	0.0	0.0	100.0	100.0
27	Doubtful claims	12,523	637	(354)	11,886	12,877
28	Allowance for loan losses	1,126	(65)	(195)	1,191	1,321
29	Collateral and guarantees	7,075	726	232	6,349	6,843
30	Coverage ratio (%)	65.4	2.0	2.0	63.4	63.4
31	Claims in need of special caution based on borrowers classification under the self–assessment guideline	7,968	121	(193)	7,847	8,161
32	Allowance for loan losses	270	(14)	(140)	284	410
33	Collateral and guarantees	4,662	468	96	4,194	4,566
34	Coverage ratio (%)	61.9	4.9	1.0	57.0	60.9

ALLOWANCE COVERAGE RATIO TOTAL COVERAGE RATIO(As of
September 30, 2016)

[The Bank of Yokohama, Ltd. Non-consolidated] (Unit:
Billions of Yen) Categories Borrowers classification
under the self-assessment guidelines Claims disclosed under
the Financial Revitalization Law No categorization Category
Category Category Allowance Allowance coverage ratio
Total coverage ratio

Legal bankruptcy "Unrecoverable or valueless" Entirely
reserved Entirely reserved, or direct written-off

2.5 (0.4) 53.9 26.5 27.4 0.0 0.0 20.6 100% 100% Virtual
bankruptcy (1.1) (0.2) (0.8) (0.0) (0.0)

51.3 (0.7) Partially reserved Possible bankruptcy Doubtful

121.7 121.7 38.0 66.6 17.0 16.5 49.1% 85.9% (2.4) (2.4)
(1.2) (0.4) (0.8) [21.4] [66.6] [33.6] In need of special
caution based on borrowers "In need of special caution" " [
]: Credit exposures under each category before reserve"

In need of caution 17.5 16.6 1.1 16.4 1.8 21.6% 60.9% (1.1)
(1.3) (0.0) (1.1)

"Other than in need of special caution based on borrowers"
935.5 (50.8) 180.6 737.3 (17.6) (34.3) 4.9 0.5% 917.9
Normal (51.9)

10,183.6 Normal (237.0) 9,264.6 3.8 0.0% 9,264.6 (289.0)
(289.0)

Total Total No categorization Category   Category   Category
  Total Total coverage ratio

10,375.8 10,375.8 9,511.0 847.7 17.0 0.0 47.8 (234.6)
(234.6) (269.9) (34.5) (0.8) (0.0) 100.0% 91.7% 8.2% 0.1%
0.0% 87.6%

Notes: 1. ( ): Amount of increase compared with that of
March 31, 2016

( ): Amount of decrease compared with that of March 31, 2016

2. Loans include the privately-placed bonds guaranteed by
the Bank.

Borrowers classification under the self-assessment guidelines		Claims disclosed under the Financial Revitalization Law	Categories: No categorization	Category Ⅱ	Category Ⅲ	Category Ⅳ	Allowance	Allowance coverage ratio	Total coverage ratio
Legal bankruptcy 2.5 (△0.4)		Unrecoverable or valueless 53.9 (△1.1)	Covered by allowance, collaterals and guarantees: 26.5 (△0.2)	27.4 (△0.8)	Entirely reserved 0.0 (0.0)	Entirely reserved, or direct written-off 0.0 (0.0)	20.6	100%	100%
Virtual bankruptcy 51.3 (△0.7)									
Possible bankruptcy 121.7 (△2.4)		Doubtful 121.7 (△2.4)	Covered by allowances, collaterals and guarantees: 38.0 (△1.2) [21.4]	66.6 (△0.4) [66.6]	Partially reserved 17.0 (△0.8) [33.6]		16.5	49.1%	85.9%
In need of caution 935.5 (△50.8)	In need of special caution based on borrowers 17.5 (1.1)	In need of special caution 16.6 (1.3)	Coverage 8.8 Non-covered 8.7: 1.1 (0.0)	16.4 (1.1)			1.8	21.6%	60.9%
	Other than in need of special caution based on borrowers 917.9 (△51.9)	Normal 10,183.6 (237.0)	180.6 (△17.6)	737.3 (△34.3)			4.9	0.5%	
Normal 9,264.6 (289.0)			9,264.6 (289.0)				3.8	0.0%	

※[ ]: Credit exposures under each category before reserve

Total	Total	No categorization	Category Ⅱ	Category Ⅲ	Category Ⅳ	Total	Total coverage ratio
10,375.8 (234.6) 100.0%	10,375.8 (234.6)	9,511.0 (269.9) 91.7%	847.7 (△34.5) 8.2%	17.0 (△0.8) 0.1%	0.0 (0.0) 0.0%	47.8	87.6%

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS (As of
September 30, 2016)

[The Bank of Yokohama, Ltd. Non-consolidated] (Unit:
Billions of Yen)

"Borrowers classification under the self-assessment
guidelines" "Claims disclosed under the Financial
Revitalization Law " "Risk-managed loans under the Banking
Law" "Of which, Loans and bills discounted" (Loans and bills discounted) Legal bankruptcy "Unrecoverable or valueless"
53.5 2.3 Loans to borrowers in bankruptcy

2.5 2.3 51.1 Virtual bankruptcy 53.9 Past due loans 51.3

Possible bankruptcy 172.7 Doubtful 121.7 121.7 121.6

"In need of special caution based on borrowers" In need of
special caution "Accruing loans contractually past due for 3 months or more" 4.2 16.6 16.6 4.2 "In need of caution" ( )
Restructured loans 17.5 12.3 12.3 935.5 Sub total Sub total
Total "Other than in need of special caution based on
borrowers" 192.2 191.7 191.7

Normal 917.9 ( ) Loans and bills discounted only 10,183.6
10,044.1

Normal

9,264.6 Total Total Total

10,375.8 10,375.8 10,235.8

ALLOWANCE COVERAGE RATIO TOTAL COVERAGE RATIO(As of
September 30, 2016)

[The Higashi-Nippon Bank, Limited Non-consolidated] (Unit:
Billions of Yen) Categories Borrowers classification
under the self-assessment guidelines Claims disclosed under
the Financial Revitalization Law No categorization Category
  Category   Category   Allowance Allowance coverage ratio
Total coverage ratio
Legal bankruptcy "Unrecoverable or valueless" Entirely
reserved Entirely reserved, or direct written-off

0.7 (0.3) 4.2 2.7 1.5 0.0 0.0 0.3 100% 100% Virtual
bankruptcy (0.2) (0.1) (0.1) (0.0) (0.0)

3.5 (0.2) Partially reserved Possible bankruptcy Doubtful

12.5 12.5 3.9 4.2 4.3 1.1 20.6% 65.4% (0.7) (0.7) (0.1)
(0.6) (0.0) [2.8] [4.2] [5.4] In need of special caution
based on borrowers "In need of special caution" " [ ]:
Credit exposures under each category before reserve"

In need of caution 7.9 7.3 0.7 7.1 0.2 8.1% 61.9% (0.1)
(0.2) (0.3) (0.2)

"Other than in need of special caution based on borrowers"
171.3 (5.5) 54.8 108.5 (3.6) (2.0) 1.0 0.6% 163.4 Normal
(5.5)

1,664.9 Normal (43.7) 1,500.8 1.1 0.0% 1,500.8 (49.2) (49.2)

Total Total No categorization Category   Category   Category
  Total Total coverage ratio

1,689.1 1,689.1 1,563.2 121.4 4.3 0.0 3.9 (44.3) (44.3)
(46.0) (1.7) (0.0) (0.0) 100.0% 92.5% 7.2% 0.3% 0.0% 70.3%

Notes: 1. ( ): Amount of increase compared with that of
March 31, 2016
(   ): Amount of decrease compared with that of March 31,
2016
2. Loans include the privately-placed bonds guaranteed by
the Bank.
3. Note: The Higashi-Nippon Bank, Limited does not apply
partial direct written-off. The above figures are presented
if The Higashi-Nippon Bank, Limited had applied the partial
direct written-off.

[The Higashi-Nippon Bank, Limited Non-consolidated]

(Unit: Billions of Yen)

Borrowers classification under the self-assessment guidelines		Claims disclosed under the Financial Revitalization Law	Categories: No categorization	Category Ⅱ	Category Ⅲ	Category Ⅳ	Allowance	Allowance coverage ratio	Total coverage ratio
Legal bankruptcy 0.7 (△0.3) Virtual bankruptcy 3.5 (0.2)		Unrecoverable or valueless 4.2 (△0.2)	Covered by allowance, collaterals and guarantees 2.7 (△0.1)	1.5 (△0.1)	Entirely reserved 0.0 (0.0)	Entirely reserved, or direct written-off 0.0 (0.0)	0.3	100%	100%
Possible bankruptcy 12.5 (0.7)		Doubtful 12.5 (0.7)	Covered by allowances, collaterals and guarantees 3.9 (0.1) [2.8]	4.2 (0.6) [4.2]	Partially reserved 4.3 (0.0) [5.4]		1.1	20.6%	65.4%
In need of caution 171.3 (△5.5)	In need of special caution based on borrowers 7.9 (0.1)	In need of special caution 7.3 (0.2)	Coverage 4.9, Non-covered 3.0 0.7 (0.3)	7.1 (△0.2)			0.2	8.1%	61.9%
	Other than in need of special caution based on borrowers 163.4 (△5.5)	Normal 1,664.9 (43.7)	54.8 (△3.6)	108.5 (△2.0)			1.0	0.6%	
Normal 1,500.8 (49.2)			1,500.8 (49.2)				1.1	0.0%	

※[ ]: Credit exposures under each category before reserve

Total	Total	No categorization	Category Ⅱ	Category Ⅲ	Category Ⅳ	Total	Total coverage ratio
1,689.1 (44.3) 100.0%	1,689.1 (44.3)	1,563.2 (46.0) 92.5%	121.4 (△1.7) 7.2%	4.3 (0.0) 0.3%	0.0 (0.0) 0.0%	3.9	70.3%

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS (As of
September 30, 2016)

[The Higashi-Nippon Bank, Limited Non-consolidated]  (Unit:
Billions of Yen)

"Borrowers classification under the self-assessment
guidelines" "Claims disclosed under the Financial
Revitalization Law " "Risk-managed loans under the Banking
Law" "Of which, Loans and bills discounted" (Loans and bills discounted) Legal bankruptcy "Unrecoverable or valueless"
4.2 0.7 Loans to borrowers in bankruptcy

0.7 0.7 3.5 Virtual bankruptcy 4.2 Past due loans 3.5

Possible bankruptcy 16.0 Doubtful 12.5 12.5 12.5

"In need of special caution based on borrowers" In need of
special caution "Accruing loans contractually past due for 3 months or more" 0.9 7.3 7.3 0.9 "In need of caution" ( )
Restructured loans 7.9 6.3 6.3 171.3 Sub total Sub total
Total "Other than in need of special caution based on
borrowers" 24.1 24.0 24.0

Normal 163.4 ( ) Loans and bills discounted only 1,664.9
1,661.9

Normal

1,500.8 Total Total Total

1,689.1 1,689.1 1,686.0

	6. Off-Balanced Credits

	(1) The Bank of Yokohama, Ltd. Non-Consolidated
	① The amounts of doubtful claims or below, under the Financial
	Revitalization Law				(Unit: Billions of Yen)
			April 1, 2016 – September 30, 2016 (A)-(B)
		As of September 30, 2016 (A)		Increase	Amount off-balanced	As of March 31, 2016(B)
1	Unrecoverable or valueless claims	53.9	(1.1)	3.6	4.7	55.0
2	Doubtful claims	121.7	(2.4)	10.3	12.8	124.1
3	For the six months ended September 30, 2016	175.6	(3.6)	14.0	17.6	179.2

	② Progress of Off-balancing	(Unit: Billions of Yen)
		For the six months ended September 30, 2016
4	Final disposal of non-performing loan by liquidation	1.8
5	Final disposal of non-performing loan by restructuring	0.0
6	Securitization	2.4
7	Direct written-off	(3.8)
8	Other	17.2
9	Collection / repayment, etc.	10.9
10	Improvement in debtors’ business performance	6.2
11	Total	17.6

	(2) The Higashi-Nippon Bank, Limited Non-Consolidated
	① The amounts of doubtful claims or below, under the Financial
	Revitalization Law				(Unit: Billions of Yen)
			April 1, 2016 – September 30, 2016 (A)-(B)
		As of September 30, 2016 (A)		Increase	Amount off-balanced	As of March 31, 2016(B)
12	Unrecoverable or valueless claims	8.6	0.1	3.3	3.2	8.5
13	Doubtful claims	12.5	0.7	2.0	1.4	11.8
14	For the six months ended September 30, 2016	21.1	0.7	5.4	4.7	20.4

	② Progress of Off-balancing	(Unit: Billions of Yen)
		For the six months ended September 30, 2016
15	Final disposal of non-performing loan by liquidation	0.0
16	Final disposal of non-performing loan by restructuring	0.0
17	Securitization	0.6
18	Direct written-off	-
19	Other	4.0
20	Collection / repayment, etc.	3.4
21	Improvement in debtors’ business performance	0.6
22	Total	4.7

	7. Loan Portfolio, etc. Information
	Domestic branches (excluding loans in offshore market account)
	(1) Classification of loans by type of industry
	[The Bank of Yokohama, Ltd. and
	The Higashi-Nippon Bank, Limited Combined]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)-(B)	(A)-(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Total	11,906,871	272,488	400,328	11,634,383	11,506,543
2	Manufacturing	1,023,829	13,792	(14,372)	1,010,037	1,038,201
3	Agriculture and forestry	3,288	138	(286)	3,150	3,574
4	Fishery	5,546	507	(951)	5,039	6,497
5	Mining and quarrying of stone and gravel	3,983	(210)	(425)	4,193	4,408
6	Construction	308,274	(22,040)	(9,587)	330,314	317,861
7	Electric power, gas, heat supply and water supply	39,558	2,081	5,317	37,477	34,241
8	IT and telecommunication	127,932	8,540	27,916	119,392	100,016
9	Transport and postal activities	358,562	7,060	(495)	351,502	359,057
10	Wholesale and retail	965,424	(2,334)	(3,236)	967,758	968,660
11	Finance and insurance	307,977	20,740	37,526	287,237	270,451
12	Real estate and goods rental and leasing	3,540,678	149,441	249,912	3,391,237	3,290,766
13	Other services	979,116	29,717	31,903	949,399	947,213
14	Local governments	359,951	18,998	43,299	340,953	316,652
15	Others	3,882,746	46,057	33,806	3,836,689	3,848,940

	[The Bank of Yokohama, Ltd. Non-Consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)-(B)	(A)-(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
16	Total	10,216,459	228,169	312,902	9,988,290	9,903,557
17	Manufacturing	911,674	13,648	(20,348)	898,026	932,022
18	Agriculture and forestry	2,339	177	(277)	2,162	2,616
19	Fishery	5,546	507	(951)	5,039	6,497
20	Mining and quarrying of stone and gravel	3,801	(151)	(394)	3,952	4,195
21	Construction	193,141	(26,657)	(26,087)	219,798	219,228
22	Electric power, gas, heat supply and water supply	32,835	2,381	5,066	30,454	27,769
23	IT and telecommunication	80,940	1,779	19,575	79,161	61,365
24	Transport and postal activities	314,720	5,009	(2,647)	309,711	317,367
25	Wholesale and retail	779,961	(4,789)	(11,994)	784,750	791,955
26	Finance and insurance	224,103	20,015	30,030	204,088	194,073
27	Real estate and goods rental and leasing	2,922,965	122,092	206,200	2,800,873	2,716,765
28	Other services	782,245	24,245	24,379	758,000	757,866
29	Local governments	319,892	16,639	41,968	303,253	277,924
30	Others	3,642,291	53,274	48,384	3,589,017	3,593,907

	[The Higashi-Nippon Bank, Limited Non-Consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)-(B)	(A)-(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
31	Total	1,690,411	44,318	87,425	1,646,093	1,602,986
32	Manufacturing	112,155	144	5,977	112,011	106,178
33	Agriculture and forestry	949	(39)	(9)	988	958
34	Fishery	–	–	–	–	–
35	Mining and quarrying of stone and gravel	182	(59)	(30)	241	212
36	Construction	115,132	4,616	16,500	110,516	98,632
37	Electric power, gas, heat supply and water supply	6,722	(300)	250	7,022	6,472
38	IT and telecommunication	46,992	6,761	8,341	40,231	38,651
39	Transport and postal activities	43,841	2,051	2,152	41,790	41,689
40	Wholesale and retail	185,463	2,456	8,758	183,007	176,705
41	Finance and insurance	83,873	724	7,496	83,149	76,377
42	Real estate and goods rental and leasing	617,713	27,349	43,713	590,364	574,000
43	Other services	196,871	5,472	7,525	191,399	189,346
44	Local governments	40,059	2,360	1,331	37,699	38,728
45	Others	240,454	(7,218)	(14,578)	247,672	255,032

	(2) Classification of Risk Managed Loans under the Banking Law by type of industry
	[The Bank of Yokohama, Ltd. and
	The Higashi-Nippon Bank, Limited Combined]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Total	220,151	(1,044)	(10,987)	221,195	231,138
2	Manufacturing	29,654	(2,202)	(3,941)	31,856	33,595
3	Agriculture and forestry	623	(3)	269	626	354
4	Fishery	–	–	–	–	–
5	Mining and quarrying of stone and gravel	5	–	–	5	5
6	Construction	12,773	386	626	12,387	12,147
7	Electric power, gas, heat supply and water supply	3	0	(1)	3	4
8	IT and telecommunication	3,348	251	243	3,097	3,105
9	Transport and postal activities	7,549	(287)	(608)	7,836	8,157
10	Wholesale and retail	28,782	464	350	28,318	28,432
11	Finance and insurance	580	(398)	(408)	978	988
12	Real estate and goods rental and leasing	49,143	1,421	1,294	47,722	47,849
13	Other services	28,043	(1,379)	(6,182)	29,422	34,225
14	Local governments	–	–	–	–	–
15	Others	59,643	709	(2,625)	58,934	62,268

	[The Bank of Yokohama, Ltd.
	Non-Consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
16	Total	191,728	(1,854)	(8,868)	193,582	200,596
17	Manufacturing	26,475	(2,056)	(3,321)	28,531	29,796
18	Agriculture and forestry	559	(2)	263	561	296
19	Fishery	–	–	–	–	–
20	Mining and quarrying of stone and gravel	–	–	–	–	–
21	Construction	11,146	29	197	11,117	10,949
22	Electric power, gas, heat supply and water supply	3	0	(1)	3	4
23	IT and telecommunication	1,967	(93)	(213)	2,060	2,180
24	Transport and postal activities	6,165	(231)	(463)	6,396	6,628
25	Wholesale and retail	23,216	(127)	(771)	23,343	23,987
26	Finance and insurance	580	(392)	(402)	972	982
27	Real estate and goods rental and leasing	38,283	1,191	925	37,092	37,358
28	Other services	25,539	(912)	(2,601)	26,451	28,140
29	Local governments	–	–	–	–	–
30	Others	57,790	739	(2,482)	57,051	60,272

	[The Higashi-Nippon Bank, Limited
	Non-Consolidated]				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
31	Total	28,423	810	(2,119)	27,613	30,542
32	Manufacturing	3,178	(147)	(621)	3,325	3,799
33	Agriculture and forestry	64	(1)	6	65	58
34	Fishery	–	–	–	–	–
35	Mining and quarrying of stone and gravel	5	–	–	5	5
36	Construction	1,626	356	428	1,270	1,198
37	Electric power, gas, heat supply and water supply	–	–	–	–	–
38	IT and telecommunication	1,381	344	456	1,037	925
39	Transport and postal activities	1,383	(57)	(146)	1,440	1,529
40	Wholesale and retail	5,565	590	1,120	4,975	4,445
41	Finance and insurance	–	(6)	(6)	6	6
42	Real estate and goods rental and leasing	10,860	230	369	10,630	10,491
43	Other services	2,504	(467)	(3,581)	2,971	6,085
44	Local governments	–	–	–	–	–
45	Others	1,853	(30)	(143)	1,883	1,996

	(3) Classification of claims disclosed under the Financial Revitalization Law by type of industry

	[The Bank of Yokohama, Ltd. and
	The Higashi-Nippon Bank, Limited Combined]
	Note: Claims in need of special caution or below are classified in the table.				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Total	220,735	(1,486)	(11,497)	222,221	232,232
2	Manufacturing	29,664	(2,294)	(4,030)	31,958	33,694
3	Agriculture and forestry	627	1	273	626	354
4	Fishery	–	–	–	–	–
5	Mining and quarrying of stone and gravel	5	–	–	5	5
6	Construction	12,795	389	629	12,406	12,166
7	Electric power, gas, heat supply and water supply	3	0	(1)	3	4
8	IT and telecommunication	3,348	248	222	3,100	3,126
9	Transport and postal activities	7,549	(287)	(608)	7,836	8,157
10	Wholesale and retail	29,226	92	(25)	29,134	29,251
11	Finance and insurance	609	(392)	(398)	1,001	1,007
12	Real estate and goods rental and leasing	49,151	1,416	1,285	47,735	47,866
13	Other services	28,101	(1,365)	(6,217)	29,466	34,318
14	Local governments	–	–	–	–	–
15	Others	59,650	709	(2,626)	58,941	62,276

	[The Bank of Yokohama, Ltd.
	Non-Consolidated]
	Note: Claims in need of special caution or below are classified in the table.				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
16	Total	192,255	(2,307)	(9,377)	194,562	201,632
17	Manufacturing	26,483	(2,147)	(3,408)	28,630	29,891
18	Agriculture and forestry	563	2	267	561	296
19	Fishery	–	–	–	–	–
20	Mining and quarrying of stone and gravel	–	–	–	–	–
21	Construction	11,162	33	199	11,129	10,963
22	Electric power, gas, heat supply and water supply	3	0	(1)	3	4
23	IT and telecommunication	1,967	(95)	(233)	2,062	2,200
24	Transport and postal activities	6,165	(231)	(463)	6,396	6,628
25	Wholesale and retail	23,636	(513)	(1,159)	24,149	24,795
26	Finance and insurance	606	(385)	(391)	991	997
27	Real estate and goods rental and leasing	38,290	1,187	917	37,103	37,373
28	Other services	25,582	(894)	(2,619)	26,476	28,201
29	Local governments	–	–	–	–	–
30	Others	57,795	738	(2,485)	57,057	60,280

	[The Higashi-Nippon Bank, Limited
	Non-Consolidated]
	Note: Claims in need of special caution or below are classified in the table.				(Unit: Millions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
31	Total	28,479	820	(2,121)	27,659	30,600
32	Manufacturing	3,181	(147)	(622)	3,328	3,803
33	Agriculture and forestry	64	(1)	6	65	58
34	Fishery	–	–	–	–	–
35	Mining and quarrying of stone and gravel	5	–	–	5	5
36	Construction	1,633	356	430	1,277	1,203
37	Electric power, gas, heat supply and water supply	–	–	–	–	–
38	IT and telecommunication	1,381	343	455	1,038	926
39	Transport and postal activities	1,383	(57)	(146)	1,440	1,529
40	Wholesale and retail	5,590	605	1,134	4,985	4,456
41	Finance and insurance	3	(7)	(7)	10	10
42	Real estate and goods rental and leasing	10,861	229	368	10,632	10,493
43	Other services	2,518	(472)	(3,599)	2,990	6,117
44	Local governments	–	–	–	–	–
45	Others	1,854	(30)	(142)	1,884	1,996

	8. Loans Information (1) Balances of Loans (All branches)		For the six months ended			(Unit: Billions of Yen)
			September 30, 2016(A)		September 30, 2015(B)		September 30, 2014(C)
				(A)–(B)		(B)-(C)
1	(Outstanding balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined		11,926.2	404.2	11,522.0	335.1	11,186.9
2	The Bank of Yokohama, Ltd. Non-Consolidated		10,235.8	316.8	9,919.0	242.7	9,676.3
3	The Higashi-Nippon Bank, Limited Non-Consolidated		1,690.4	87.5	1,602.9	92.3	1,510.6
4	(Average balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined		11,696.9	315.3	11,381.6	364.9	11,016.7
5	The Bank of Yokohama, Ltd. Non-Consolidated		10,067.3	234.4	9,832.9	279.1	9,553.8
6	The Higashi-Nippon Bank, Limited Non-Consolidated		1,629.6	80.9	1,548.7	85.9	1,462.8

(2) Breakedown of Loans (outstanding balance) and
Ratio of loans to small and medium-sized businesses, etc.
Domestic branches (excluding loans in offshore market account)
①The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank,
Limited Combined
			(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
7	Total	A	11,906.8	272.5	400.3	11,634.3	11,506.5
8	Loans to large and medium-sized businesses		1,735.2	14.7	8.2	1,720.5	1,727.0
9	Loans to small and medium-sized businesses, etc.	B	9,652.4	187.8	303.4	9,464.6	9,349.0
10	Loans to small and medium-sized businesses		4,311.5	145.2	250.2	4,166.3	4,061.3
11	Loans to individuals		5,340.8	42.6	53.1	5,298.2	5,287.7
12	Residential loans		4,933.8	31.5	28.7	4,902.3	4,905.1
13	Housing loans		3,243.8	(21.3)	(43.1)	3,265.1	3,286.9
14	Apartment loans		1,690.0	52.9	71.9	1,637.1	1,618.1
15	Other individual loans		407.0	11.2	24.5	395.8	382.5
16	Public sectors		519.2	70.1	88.8	449.1	430.4

17	Ratio of loans to small and medium-sized businesses, etc.(%)	B/A	81.0	(0.3)	(0.2)	81.3	81.2

	②The Bank of Yokohama, Ltd. Non-Consolidated		(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
18	Total	A	10,216.4	228.2	312.9	9,988.2	9,903.5
19	Loans to large and medium-sized businesses		1,541.3	16.5	2.4	1,524.8	1,538.9
20	Loans to small and medium-sized businesses, etc.	B	8,195.8	143.9	222.9	8,051.9	7,972.9
21	Loans to small and medium-sized businesses		3,255.4	93.0	151.7	3,162.4	3,103.7
22	Loans to individuals		4,940.4	51.0	71.2	4,889.4	4,869.2
23	Residential loans		4,553.8	40.7	48.5	4,513.1	4,505.3
24	Housing loans		3,045.1	(8.8)	(20.0)	3,053.9	3,065.1
25	Apartment loans		1,508.7	49.6	68.6	1,459.1	1,440.1
26	Other individual loans		386.5	10.2	22.7	376.3	363.8
27	Public sectors		479.1	67.7	87.5	411.4	391.6

28	Ratio of loans to small and medium-sized businesses, etc.(%)	B/A	80.2	(0.4)	(0.3)	80.6	80.5

	③The Higashi-Nippon Bank, Limited Non-Consolidated		(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
29	Total	A	1,690.4	44.4	87.5	1,646.0	1,602.9
30	Loans to large and medium-sized businesses		193.8	(1.8)	5.7	195.6	188.1
31	Loans to small and medium-sized businesses, etc.	B	1,456.5	43.9	80.4	1,412.6	1,376.1
32	Loans to small and medium-sized businesses		1,056.1	52.2	98.5	1,003.9	957.6
33	Loans to individuals		400.4	(8.3)	(18.1)	408.7	418.5
34	Residential loans		379.9	(9.3)	(19.9)	389.2	399.8
35	Housing loans		198.6	(12.6)	(23.1)	211.2	221.7
36	Apartment loans		181.2	3.2	3.2	178.0	178.0
37	Other individual loans		20.4	1.0	1.8	19.4	18.6
38	Public sectors		40.0	2.4	1.3	37.6	38.7

39	Ratio of loans to small and medium-sized businesses, etc.(%)	B/A	86.1	0.3	0.3	85.8	85.8

	(3) Loans to certain areas
	The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank,
	Limited Combined				(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
40	Loans to Asian countries		46.0	4.1	1.9	41.9	44.1
41	Of which, risk managed loans		–	–	–	–	–
42	Loans to Latin America		11.5	1.5	0.7	10.0	10.8
43	Of which, risk managed loans		–	–	–	–	–

	9. Deposits Information (1) Balances of deposits (All branches)	For the six months ended			(Unit: Billions of Yen)

		September 30, 2016(A)	(A)–(B)	September 30, 2015(B)	(B)-(C)	September 30, 2014(C)
1	(Outstanding balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	14,379.6	474.4	13,905.2	510.7	13,394.5
2	The Bank of Yokohama, Ltd. Non-Consolidated	12,519.8	502.3	12,017.5	446.2	11,571.3
3	The Higashi-Nippon Bank, Limited Non-Consolidated	1,859.7	(28.0)	1,887.7	64.6	1,823.1
4	(Average balance) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined	14,363.8	513.7	13,850.1	503.3	13,346.8
5	The Bank of Yokohama, Ltd. Non-Consolidated	12,573.2	519.2	12,054.0	445.3	11,608.7
6	The Higashi-Nippon Bank, Limited Non-Consolidated	1,790.5	(5.5)	1,796.0	57.9	1,738.1

	(2) Breakdown of depositors’ categories (Outstanding balance)
	Domestic branches (excluding deposits in offshore market account)
	①The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined				(Unit: Billions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
7	Individual	10,430.8	112.3	191.3	10,318.5	10,239.5
8	Of which, liquid deposits	6,903.2	131.9	282.1	6,771.3	6,621.1
9	Of which, fixed deposits	3,496.5	(18.1)	(89.1)	3,514.6	3,585.6
10	Corporate	3,103.1	80.8	105.0	3,022.3	2,998.1
11	Local Public	563.1	(349.8)	97.9	912.9	465.2
12	Financial institutions	121.9	(26.4)	(8.6)	148.3	130.5
13	Total	14,219.1	(183.0)	385.6	14,402.1	13,833.5

	②The Bank of Yokohama, Ltd. Non-Consolidated				(Unit: Billions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
14	Individual	9,234.3	100.0	177.2	9,134.3	9,057.1
15	Of which, liquid deposits	6,448.6	101.4	241.0	6,347.2	6,207.6
16	Of which, fixed deposits	2,757.2	(0.5)	(61.8)	2,757.7	2,819.0
17	Corporate	2,511.2	81.8	122.4	2,429.4	2,388.8
18	Local Public	507.6	(346.8)	121.1	854.4	386.5
19	Financial institutions	106.1	(25.0)	(7.1)	131.1	113.2
20	Total	12,359.3	(190.1)	413.5	12,549.4	11,945.8

	③The Higashi-Nippon Bank, Limited Non-Consolidated				(Unit: Billions of Yen)

		As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
21	Individual	1,196.4	12.3	14.0	1,184.1	1,182.4
22	Of which, liquid deposits	454.6	30.6	41.1	424.0	413.5
23	Of which, fixed deposits	739.2	(17.7)	(27.4)	756.9	766.6
24	Corporate	591.9	(0.9)	(17.4)	592.8	609.3
25	Local Public	55.5	(2.9)	(23.1)	58.4	78.6
26	Financial institutions	15.8	(1.3)	(1.4)	17.1	17.2
27	Total	1,859.7	7.1	(28.0)	1,852.6	1,887.7

	10. Individual Deposit Assets (1) Group Total (The Bank of Yokohama, Ltd. , The Higashi-Nippon Bank, Limited and Hamagin Tokai Tokyo Securities Co., Ltd. Combined)					(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
1	Total balance of investment products for individuals (The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined)	A	1,805.8	(48.0)	(25.8)	1,853.8	1,831.6
2	Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	B	320.4	(2.9)	0.7	323.3	319.7
3	Total balance of investment products for individuals	C=A+B	2,126.3	(50.8)	(25.0)	2,177.1	2,151.3
4	Total individual deposit assets	D=B+E	12,530.2	62.3	168.1	12,467.1	12,362.1
5	Ratio of investment products for individuals	C/D	16.9%	(0.5%)	(0.5%)	17.4%	17.4%

	(2) The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined					(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
6	Investment trusts		568.1	(23.0)	(42.1)	591.1	610.2
7	Insurance		1,084.6	(5.3)	54.6	1,089.9	1,030.0
8	Foreign currency deposits		26.9	(0.8)	(1.9)	27.7	28.8
9	Public bonds		126.1	(18.8)	(36.3)	144.9	162.4
10	Total balance of investment products for individuals	A	1,805.8	(48.0)	(25.8)	1,853.8	1,831.6
11	Individual deposits (deposits in yen)		10,403.9	113.2	193.2	10,290.7	10,210.7
12	Total individual deposit assets	E	12,209.7	65.2	167.4	12,144.5	12,042.3
13	Ratio of investment products for individuals	A/E	14.7%	(0.5%)	(0.5%)	15.2%	15.2%

	(3) The Bank of Yokohama, Ltd. Non-Consolidated					(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
14	Investment trusts		528.9	(21.6)	(42.4)	550.5	571.3
15	Insurance		1,008.0	(8.8)	47.1	1,016.8	960.9
16	Foreign currency deposits		26.7	(0.8)	(1.8)	27.5	28.5
17	Public bonds		114.1	(19.1)	(37.0)	133.2	151.1
18	Total balance of investment products for individuals	F	1,677.8	(50.4)	(34.2)	1,728.2	1,712.0
19	Individual deposits (deposits in yen)		9,207.6	100.9	179.1	9,106.7	9,028.5
20	Total individual deposit assets	G	10,885.4	50.4	144.8	10,835.0	10,740.6
21	Ratio of investment products for individuals	F/G	15.4%	(0.5%)	(0.5%)	15.9%	15.9%

	(4) The Higashi-Nippon Bank, Limited Non-Consolidated					(Unit: Billions of Yen)

			As of September 30, 2016(A)	(A)–(B)	(A)–(C)	As of March 31, 2016(B)	As of September 30, 2015(C)
22	Investment trusts		39.1	(1.4)	0.2	40.5	38.9
23	Insurance		76.6	3.5	7.5	73.1	69.1
24	Foreign currency deposits		0.2	0.0	0.0	0.2	0.2
25	Public bonds		12.0	0.4	0.8	11.6	11.2
26	Total balance of investment products for individuals	H	128.0	2.5	8.5	125.5	119.5
27	Individual deposits (deposits in yen)		1,196.2	12.3	14.1	1,183.9	1,182.1
28	Total individual deposit assets	I	1,324.3	14.8	22.6	1,309.5	1,301.7
29	Ratio of investment products for individuals	H/I	9.6%	0.1%	0.5%	9.5%	9.1%

	(Reference) Sales amount of investment products for individuals <The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited Combined>				For the six months ended						(Unit: Billions of Yen)

		September 30, 2016(A)	The Bank of Yokohama, Ltd.	The Higashi-Nippon Bank, Limited	(A)-(B)	March 31, 2016 (B)	The Bank of Yokohama, Ltd.	The Higashi-Nippon Bank, Limited	(B)-(C)	September 30, 2015(C)	The Bank of Yokohama, Ltd.	The Higashi-Nippon Bank, Limited
30	Sales amount of Investment trusts	122.2	115.6	6.6	16.0	106.2	98.8	7.4	(70.8)	177.0	170.1	6.8
31	Sales amount of Insurance	53.2	47.7	5.4	(50.9)	104.1	97.1	7.0	8.2	95.9	92.4	3.5

※ Reference

(1) The Bank of Yokohama, Ltd. Non-Consolidated Interim Financial Statements

①Non-Consolidated Interim Balance Sheets
(Unit: Millions of Yen)
	As of March 31, 2016	As of September 30, 2016
Assets:
Cash and due from banks	2,077,722	2,839,610
Call loans	263,285	223,144
Monetary claims bought	95,255	76,627
Trading assets	12,058	10,816
Securities	2,371,236	2,332,358
Loans and bills discounted	10,005,477	10,235,856
Foreign exchanges	12,214	10,744
Other assets	120,247	149,501
Tangible fixed assets	131,690	133,285
Intangible fixed assets	10,542	10,067
Prepaid pension cost	36,011	35,849
Customers’ liabilities for acceptances and guarantees	49,463	50,884
Allowance for loan losses	(49,997)	(48,163)
Total assets	15,135,207	16,060,582
Liabilities:
Deposits	12,680,813	12,519,893
Negotiable certificates of deposit	197,110	354,021
Call money	126,364	1,175,847
Payables under securities lending transactions	111,855	122,284
Trading liabilities	194	217
Borrowed money	840,538	767,052
Foreign exchanges	181	205
Other liabilities	145,457	125,820
Income taxes payable	15,057	10,017
Asset retirement obligations	14	14
Other	130,385	115,788
Provision for bonuses	－	3,123
Provision for directors’ bonuses	59	－
Provision for reimbursement of deposits	1,745	1,749
Provision for contingent losses	710	437
Deferred tax liabilities	15,345	9,912
Deferred tax liabilities for land revaluation	16,594	16,594
Acceptances and guarantees	49,463	50,884
Total liabilities	14,186,433	15,148,046
Net assets:
Capital stock	215,628	215,628
Capital surplus	177,244	177,244
Legal capital surplus	177,244	177,244
Retained earnings	470,444	417,622
Legal retained earnings	38,384	38,384
Other retained earnings	432,060	379,238
Reserve for advanced depreciation of non-current assets	2,563	2,563
General reserve	118,234	118,234
Retained earnings brought forward	311,262	258,440
Treasury shares	(34,009)	－
Total shareholders’ equity	829,308	810,495
Valuation difference on available-for-sale securities	82,232	64,993
Deferred gains or losses on hedges	37	(24)
Revaluation reserve for land	36,928	37,071
Total valuation and translation adjustments	119,198	102,040
Subscription rights to shares	267	－
Total net assets	948,773	912,536
Total liabilities and net assets	15,135,207	16,060,582

(1) The Bank of Yokohama, Ltd. Non-Consolidated Interim Financial Statements

②Non-Consolidated Interim Statements of Income
(Unit: Millions of Yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary income	145,163	126,839
Interest income	83,111	76,742
Of which, interest on loans and bills discounted	64,070	60,312
Of which, interest and dividends on securities	16,059	13,180
Fees and commissions	28,551	23,513
Trading income	405	111
Other ordinary income	23,070	22,726
Other income	10,024	3,745
Ordinary expenses	85,742	82,549
Interest expenses	5,198	4,734
Of which, interest on deposits	2,450	2,175
Fees and commissions payments	5,839	5,884
Other ordinary expenses	21,339	18,542
General and administrative expenses	51,192	51,818
Other expenses	2,173	1,569
Ordinary profit	59,420	44,289
Extraordinary income	－	388
Gain on disposal of non-current assets	－	121
Reversal of subscription rights to shares	－	267
Extraordinary losses	239	857
Loss on disposal of non-current assets	239	470
Impairment loss	－	387
Income before income taxes	59,180	43,820
Income taxes-current	15,319	10,245
Income taxes-deferred	3,316	2,252
Total income taxes	18,635	12,497
Net income	40,544	31,322

(2)The Higashi-Nippon Bank, Limited Non-Consolidated Interim Financial Statements

①Non-Consolidated Interim Balance Sheets
(Unit: Millions of Yen)
	As of March 31, 2016	As of September 30, 2016
Assets:
Cash and due from banks	83,749	125,039
Call loans	338	606
Trading account securities	－	5
Securities	446,049	416,862
Loans and bills discounted	1,646,093	1,690,411
Foreign exchanges	1,035	1,305
Other assets	6,054	6,502
Other	6,054	6,502
Tangible fixed assets	26,335	26,399
Intangible fixed assets	1,267	1,376
Deferred tax assets	4,301	5,199
Customers’ liabilities for acceptances and guarantees	1,817	1,994
Allowance for loan losses	(8,278)	(8,339)
Total assets	2,208,765	2,267,364
Liabilities:
Deposits	1,852,669	1,859,799
Negotiable certificates of deposit	107,800	159,450
Borrowed money	98,600	98,600
Foreign exchanges	25	39
Bonds payable	10,000	10,000
Other liabilities	11,515	11,207
Income taxes payable	1,613	1,271
Lease obligations	2,449	2,093
Asset retirement obligations	6	6
Other	7,446	7,836
Provision for bonuses	886	874
Provision for retirement benefits	6,104	6,146
Provision for reimbursement of deposits	199	202
Provision for loss on cancellation of system contracts	2,270	2,270
Provision for contingent losses	324	413
Deferred tax liabilities for land revaluation	2,584	2,584
Acceptances and guarantees	1,817	1,994
Total liabilities	2,094,796	2,153,582
Net assets :
Capital stock	38,300	38,300
Capital surplus	24,603	24,600
Legal capital surplus	24,600	24,600
Other capital surplus	3	－
Retained earnings	43,115	43,635
Legal retained earnings	1,743	1,885
Other retained earnings	41,372	41,750
Retained earnings brought forward	41,372	41,750
Treasury shares	(1,413)	－
Total shareholders’ equity	104,605	106,536
Valuation difference on available-for-sale securities	3,843	1,859
Deferred gains or losses on hedges	(281)	(202)
Revaluation reserve for land	5,588	5,588
Total valuation and translation adjustments	9,151	7,245
Subscription rights to shares	211	－
Total net assets	113,968	113,781
Total liabilities and net assets	2,208,765	2,267,364

(2) The Higashi-Nippon Bank, Limited Non-Consolidated Interim Financial Statements

②Non-Consolidated Interim Statements of Income
(Unit: Millions of Yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary income	23,310	19,190
Interest income	15,769	15,552
Of which, interest on loans and bills discounted	13,865	13,489
Of which, interest and dividends on securities	1,873	2,034
Fees and commissions	1,918	2,078
Other ordinary income	310	643
Other income	5,313	915
Ordinary expenses	14,406	15,549
Interest expenses	867	704
Of which, interest on deposits	590	437
Fees and commissions payments	961	995
Other ordinary expenses	－	13
General and administrative expenses	11,535	12,100
Other expenses	1,042	1,735
Ordinary profit	8,904	3,640
Extraordinary income	－	211
Extraordinary losses	46	79
Income before income taxes	8,858	3,772
Income taxes-current	2,555	1,193
Income taxes-deferred	526	(59)
Total income taxes	3,082	1,134
Net income	5,775	2,637